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05008581

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lenzing

*CURRENT ADDRESS

PROCESSED
JUN 0 7 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3207 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 6/7/05



Table of Contents

A Brief Portrait

The Lenzing Group, an international corporate group with headquarters in Upper Austria, is present on world markets. With quality and innovation, the company sets standards in the field of man-made cellulose fibers. Lenzing fibers, made of wood, a renewable raw material, are used by the textile industry – for garments, home textiles and technical textiles – as well as by the nonwovens industry.

With its more than 65 years of experience in the production of fibers, the Lenzing Group is the only manufacturer worldwide that unites under one roof all three generations of man-made cellulose fibers – from the classic Viscose to Modal and Lyocell.

The success of the Lenzing Group is based on a consistent focus on its customers, combined with its leadership in technology and quality. Its economic strength is secured both by focusing on special fibers and by its very good position regarding costs.

Lenzing is committed to the principles of sustainable management with very high environmental standards.

In addition to its core business – fibers – the Lenzing Group also operates in the business sectors paper, engineering and systems construction, and plastics.

Pulp

- Lenzing fibers consist of 100% pulp (cellulose). Lenzing produces its own pulp – primarily from beech – for the fiber production at the Lenzing site



Textile Fibers

- Shirts/blouses
- Ladies' and men's wear
- Lingerie
- Home textiles



Nonwovens Fibers

- Hygiene
- Cosmetics
- Household
- Medicine



Lenzing Group 2004

Sales:
EUR 871.1 mill.

Staff: 4,845

Production:
414,000 tons of fibers

Chemicals

- Sodium sulfate
- Acetic acid
- Furfural

Engineering

- Viscose technology
- Pulp and environmental technologies
- Separation technology
- Automation
- Systems construction and industrial services
- Marking systems

Energy

- Electricity
- Heat
- Utilities
- Disposal

Plastics

- Films, tapes, fabrics and laminates
- Fibers and yarns for filtration
- Yarns for braided packings

- Recycling paper
- Poster paper
- Envelope paper











The Lenzing Group 2004

Marketing Office London

Production Site Grimsby, United Kingdom

Lyocell fibers (TENCEL®)
Staff: ca. [illegible]
Capacity: [illegible] tons of fibers/year

Production Site Mobile, Alabama (USA)

Lyocell fibers (TENCEL®)
Staff: ca. [illegible]
Capacity: 40,000 tons of fibers/year

Marketing Office New York

Western Europe:

- [illegible] innovation and design in the textile industry
- [illegible]
- Promising core market for nonwovens
- Important consumer market
- Lenzing [illegible]
- Lenzing Plastics: [illegible]

Important consumer market

- Highest per capita consumption of finished textiles and nonwovens and products (wiping cloths, tampons, ...)
- Presence of important brands and commercial chains
- Lenzing Plastics: PTFE (dental floss)

South America:
[illegible] market
TENCEL

Nonwovens: +13%
Textile fibers: +12%

Growth rate of nonwovens: +30%
Growth rate of textile fibers: +15%

Source: Lenzing AG

Production Sites
Markets
Offices



Per-capita fiber consumption

International average: 9.6 kg
USA : 39 kg
Western Europe: 22 kg
China: 10 kg

Source: Lenzing AG

Production Site Lenzing, Austria

The largest integrated pulp and viscose fiber production site worldwide

Staff: approximately 2,800

Capacity: 200,000 tons of fibers per year

Plastic products, systems construction and engineering, paper products

Sales market China: Booming fiber market

- The world's most important sales market for Viscose and Modal fibers
- Consumption: approximately 800,000 tons of viscose staple fibers
- 40% share in world consumption of chemical fibers
- Emerging market for special fibers
- Important Lenzing Technik projects (1990s: pioneer in China)

Korea:

- [illegible]

Production Site Heiligenkreuz, Austria

Lyocell fibers (TENCEL)

Staff ca. 180

Capacity 40,000 tons of fibers/year

Lenzing Technik Representative Office Beijing

Japan Representative Office, Tokyo

Japan:

- [illegible]
- [illegible]

Production Site Nanjing, China

Under construction

Staff ca. 500 (beginning in 2006)

Capacity (as of 2006) 60,000 tons of viscose fibers/year

Marketing and Sales Office Lenzing Fibers Shanghai

Logistics

Marketing and Sales Office Lenzing Fibers Hong Kong

Indonesia:

- Largest viscose market for Lenzing

Production Site Purwakarta, Indonesia

Viscose fiber production

Staff: approximately 1,600

Capacity: 150,000 tons of fibers per year

Sales Office Jakarta, Indonesia



Textile

Areas of Application

- Shirts/blouses
- Ladies' and men's wear
- Lingerie
- Home textiles



World Leader in Cellulose Fiber Technology



TENCEL® is the brand for the latest fiber generation of Lyocell, which was awarded the Environmental Award of the European Union. The fiber has excellent moisture management (up to 130% more vapor take-up than cotton).

Areas of application:
home textiles: quilts and bed linen
clothing: shirts, blouses, ladies' and men's wear, home wear and lingerie



The classical fiber from Lenzing – smooth and pleasant to the skin.

Areas of application:
home textiles: terry-cloth products
clothing: lingerie



65 years of experience with manufacturing viscose fibers set the international quality standard in processing.

Areas of application:
clothing made of woven textiles and knitwear



On account of its extraordinary properties (thermal insulation and moisture management) this special fiber reduces the risk of heat stress or heat stroke and enhances the protection against second and third-degree burns.

Areas of application:
highly flame-retarding protective clothing and textiles for public transport, nonwovens and "fire blockers".



Areas of Application

- Hygiene
- Cosmetics
- Household
- Medicine

Nonwoven


LENZING

EXCELLENCE IN NONWOVENS

Excellence in Nonwovens

[illegible]

The fibrous webs (not woven), made of Lenzing fibers, are used in sensitive areas such as applications in the hygiene, medical and cosmetic sector. The best-known products are moist wiping cloths that are used in baby care, for removing make-up and as refreshing towels. In the medical field, nonwovens are used as wound dressings, surgical swabs and components for surgical garments. Household wipes and tampon applications are additional areas of use with a dynamic growth.



LENZING Viscose®

LENZING VISCOSE®
THE WORLD'S LEADING NONWOVEN FIBER

Building the world's most modern fiber production line for nonwovens at the Lenzing site has made it possible to further expand our leading position on the world market.

Properties of Lenzing Fibers:

- excellent moisture absorption
- purity



TENCEL®

TENCEL®
LENZING LYOCELL®
THE ADVANCED NONWOVEN CELLULOSIC FIBERS

TENCEL®, a Lyocell fiber which was awarded the Environmental Award of the European Union, is also very well suited for the nonwovens sector and offers great potential for opening up new product markets.

Corporate

Members of the Supervisory Board


Vienna
Chairman


Vienna
Deputy Chairman


Vienna


Linz


Vienna
(as of 4 June 2004)


Vienna




Chairman of the Company's Works Committee
Chairman of the Blue-Collar Workers' Council


Deputy Chairman of the Company's Works Committee
Chairman of the White-Collar Workers' Council


Deputy Chairman of the Blue-Collar Workers' Council







Members of the Management Board

Thomas Fahnemann
Chairman of the Management Board

Christian Reisinger

Peter Untersperger

Franz Raninger
(until 31 March 2004)

Lenzing Group: Business Unit Organisation

Business Unit Textile Fibers
Friedrich Weninger

Business Unit Nonwoven Fibers
David Hoyland

Business Unit Pulp
Johann Huber

Business Unit Energy
Gottfried Rosenauer

Business Unit Engineering
Helmut Aigner
Johann Weber

Business Unit Plastics
Wolfgang Plasser

Business Unit Paper
Sonja Probst
Franz Gstettenhofer



Note from the

Dear Shareholder,

2004 was certainly one of the most eventful business years in the history of our company. Within a few months Lenzing passed several important milestones on its way towards further globalizing the Group. We thus continue to be well prepared to meet the high demands of our customers in a global environment.

One central step was to open our trading company in Shanghai in order to secure, with sustainability, our presence in China, the world's most important textile fiber market. Already today, the Lenzing Group exports considerable fiber quantities to China. We want to further expand our position in China as leading supplier of high-quality special fibers. Our new bridge-head in China therefore has an important role to play.

The evaluations and the preparatory work for constructing the first fiber production site of the Lenzing Group in China were completed in 2004, which meant that the contract could be signed in early 2005. Lenzing, together with a local partner, will begin to manufacture viscose fibers for the textile and the nonwovens markets in Nanjing in 2007. China is not unknown territory for Lenzing. Lenzing Technik has already built a viscose-fiber plant in China and can regularly be found on this market with its projects. We are therefore quite confident that we will be able to successfully implement this important venture.

All data at hand indicate that China will gain even more importance as the world's biggest textile producer in the coming years. For example, the capacities of the spinning and weaving industries were recently expanded quite considerably. The same goes for fiber production. These capacities will be further stimuli for exports. In addition, as prosperity is growing fast, an enormous internal market is evolving, with an equally vigorous demand for the nonwovens sector. As a result, Lenzing will not only manufacture textile fibers but also nonwovens for the Chinese market.

Lenzing's strategic target is to share in the enormous market growth in China and to become established in China in the long term as one of the most important suppliers of high-quality cellulose fibers.

The third milestone of the 2004 business year was the take-over of the Tencel group of companies*). With Tencel the Lenzing Group has become the leading manufacturer of cellulose fibers worldwide. This step has helped us secure our world-market position on a long-term basis. We will now further improve the Lyocell technology for our customers, last but not least because it is a technology for the future, due to its compatibility with the environment. Moreover, Lenzing is now the only global supplier that accommodates all important qualities and types of cellulose fibers under one

Optimum service and support, the highest quality and reliable deliveries, innovative power and cost leadership are the cornerstones of our operative business.

roof. Only Lenzing is able to offer its customers this complete range of products at absolute top quality and with top service.

In addition, with Tencel we have been able to expand our human resources to include experienced staff members and to reinforce our impact on the international fiber market. Within only a few weeks, cooperation between the Lenzing Lyocell team and the Tencel staff led to measurable improvements of our productions results.

The new corporate structure, which we introduced in 2004, consists of business units that comprise several sites. In the course of integrating Tencel, this structure demonstrated its merits within the first year.

Future strategic steps of the Lenzing Group will be to secure raw-material supplies on a long-term basis for our production capacities, which have grown considerably, as well as to continuously increase our volumes of special fibers, in addition to moving further along the road to globalization.

The cellulose-fiber business is a global business with a high level of concentration. However, it also requires – as a corollary – that we have a strong local presence for our customers. Optimum service and support, the highest quality and reliable deliveries, innovative power and cost leadership are the cornerstones of our operative business. They ultimately helped Lenzing to become Number One in the world. We can all be very proud of the success that the Lenzing Group has achieved.

Let me take this opportunity, also on behalf of all staff members, to thank our customers most cordially for the fruitful partnership during the past business year. Let me welcome all those new staff members of the Lenzing Group who have joined us in 2004 in the course of our dynamic expansion. My thanks also go out to all staff members for their contribution to our good work in the 2004 business year. Last but not least, I also want to extend my thanks to all shareholders for their loyalty to our company.

Lenzing, April 2005



Thomas Fahnemann
Chairman of the Management Board



With its decision of 5 April 2005, the Austrian Cartel Court approved the acquisition of the Tencel group by Lenzing AG.

The Lenzing Group

The prominent position of the Lenzing Group is based on several cornerstones:

By far the largest research and development center worldwide for the cellulose fiber industry

Technology leader in the cellulose fiber industry

Three generations of cellulose fibers under one roof: Viscose, Modal and Lyocell fiber

Lenzing/Austria: the world's largest integrated cellulose fiber plant – thus also leadership in pulp production know-how


LENZING

Only corporate group worldwide with cellulose fibers as its core business

Long-term raw-material supply secured

Only manufacturer of cellulose fibers with global activities and production sites in all important regions of the world





Within a period of 15 years the Lenzing Group has developed from a European textile fiber manufacturer into a global supplier. This success is based on a clear positioning in world markets:

01 Consistent expansion of the special-products segment.

02 Customer-orientation through applications support and services with a global reach, as well as a high reliability of deliveries.

03 A high rate of innovation through close involvement with the textile chain, all the way to the retail trade.

04 Absolute focus on quality for all Lenzing products.

05 Lenzing manufactures branded articles in the business-to-business sector.

Only supplier able to guarantee worldwide customer services

Building on its market position, Lenzing pursues a globally oriented growth strategy with consistent development of its technology leadership.

The Lenzing Group

Cellulose Fibers – A Growing Market

Lenzing expects the demand for cellulose fibers to grow worldwide on a medium to long-term basis. They have conquered a firm place in the upper quality segment of the world of textile fibers. Because of their great comfort when worn as textiles, their excellent technical properties in nonwovens applications, as well as their constant availability at consistent quality levels, cellulose fibers have become an indispensable component of the textile and nonwovens industries. The growth engines driving the cellulose industry are the growing prosperity of the emerging markets and the ever new applications found for nonwovens fibers.


Population in billions
Fiber consumption in million tons
Population
Synthetics
Cellulosics
Wool
Cotton
7
6
5
4
3
2
1
0
70
60
50
40
30
20
10
0
1900
1950
1960
1970
1980
1990
2000
2003
est. 2004
est. 2010

Company Size and Stability as Competitive Factors

The cellulose fiber industry is capital and know-how intensive. The barriers to accession are high. Lenzing customers know that the Group has merited worldwide esteem as a reliable supplier for more than half a century. Lenzing banks on long-term and stable business relations with its customers which are often maintained over decades.

Lenzing's size, technology leadership and customer-service orientation, as well as the reliable raw-material basis of the Group have made it the Number One on the world market. These factors are a guarantee for quality and reliable deliveries. By aiming for further

- Lenzing is close to its customers – worldwide
- Lenzing Group is a stable partner
- Cellulose fibers – a growing market
- Innovation and competence

growth and striving to balance risks through an ever larger presence on world markets, Lenzing will achieve further stability and confirm its position as a reliable partner. At the same time, income quality and the continuity of results are improved.

Expanding Global Presence

Through the Group's global presence, Lenzing stays close to its customers. For the Business Unit Textile Fibers this means a clear focus on Asia, where future growth in textile production will concentrate. Short delivery times, cost leadership and manufacturing locations close to the customer are indispensable in the growing markets of Asia. In the nonwovens sector Lenzing supplies key accounts throughout the world. Sites in Europe, the USA, but also in Asia secure long-term customer ties.

Innovation and Technology Leadership

Lenzing sets the pace worldwide for innovations in the cellulose fiber industry. Lenzing unites decades of experience in the production and application of all cellulose staple fibers with the competence of an internationally leading systems manufacturer in the cellulose sector. Lenzing is continuously expanding this lead in know-how by making above-average investments into cellulose research and further development of cellulose fibers.

Lenzing is the only company worldwide that unites under one roof all generations of cellulose fibers (Viscose, Modal, and Lyocell).

It is Lenzing's long-term goal to broaden its competence in cellulose and wood chemistry, as well as in the fiber industry – both in production and applications.


Status

Highlights

- Further Improvement in Income from Operations (EBIT)
- New Company Organization with Global Business Units
- Boom in Asia Characterizes Market Environment
- Tencel Acquisition – A Milestone
- Expansion of Activities in China



Table of Contents

Status Report

Boom in Asia Characterizes Market Environment

The noticeable global upswing, led by the booming economic development in the emerging countries of Asia, characterized the global conditions of the Lenzing Group during the 2004 business year. The strong demand for industrial goods in Asia triggered some vigorous price increases for all raw materials, including also pulp and caustic soda, as well as chemicals. This also applied to textile fibers.

The lively demand for cellulose fibers – Lenzing's core business – persisted throughout the year, although first cool-off tendencies were felt in the fourth quarter.

Demand developed differently in the various regions. In Asia the fiber business and the activities of Lenzing Technik experienced a clearly positive development on account of the dynamic growth in China. In the USA the cyclical recovery and the economic weakness of the competitors had a positive influence on Lenzing's nonwovens business. Europe suffered from weak domestic economic activity, the unfavorable dollar exchange rate and – regarding the textile sector – from the liberalization of import quotas.









The Lenzing Group succeeded in 2004 in following up on the good result of 2003, as well as in putting the positive global conditions to optimum use. The Group's consolidated sales (according to IFRS*)) amounted to EUR 871.1 mill., compared to EUR 747.2 mill. in 2003. Fibers, i.e. the core business, generated about 79.4% of the consolidated sales, plastics 8.8%, paper 6.8% and Lenzing Technik 5.0% (third-party sales only).

The increase in consolidated sales by 16.6% was due to the following factors:

- Clearly larger production volumes in the fiber sector, as a result of investments into expanding capacities
- Consolidation, beginning in the second quarter, of the Tencel group of companies which was acquired in 2004
- Increased third-party sales at Lenzing Technik
- Improved price level for fibers

The rise in staff expenses was due to the Tencel take-over, as well as to the collective-bargaining result for the sites in Austria.



*) Starting with the 2004 business year, the Lenzing Group is preparing its accounts according to the IFRS. The key data for the 2003 business year were determined, and are indicated, on an IFRS basis for the sake of comparison. It is not possible, though, to compare the data with those published in the annual report for 2003, since these were drawn up on the basis of US-GAAP.

Status Report

Further Improvement in Income from Operations

In 2004 the income from operations (EBIT) amounted to EUR 104.3 mill. (EUR 89.7 mill. in 2003), which is an increase of 16.3%. The EBIT margin (12.0%) thus remained at the level of the previous year, namely 12.0%. EBITDA (income from operations, including depreciation and amortization, minus reversal of investment grants) amounted to EUR 160.4 mill. (EUR 134.8 mill. the year before). This corresponds to an EBITDA margin of 18.4% (18.0% previously). All business sectors, except paper, made positive contributions to the result.

The financial result amounted to EUR -0.1 mill. (EUR -5.2 mill. the year before). The higher result from the associated companies made this improvement possible.

Net Income for the Year on an Attractive Level

Lenzing succeeded once again in 2004 in achieving a net income for the year (IFRS) on an attractive level. It amounted to EUR 78.0 mill. (compared to EUR 63.7 mill. for the year before). This translates into earnings per share of EUR 18.54 (EUR 16.00 in 2003), which is an increase of 15.9%. The Management Board will therefore be able to propose the distribution of a dividend of EUR 8.00 (EUR 6.00 in the previous year) per share.




Lenzing AG



Acquisitions and Investments Augment Fixed Assets

The consolidated IFRS balance-sheet for the Lenzing Group, which contains fixed assets of EUR 570.9 mill. (compared to EUR 510.4 mill.), reflects the intensive investment activities and the acquisition of the Tencel group of companies.

The balance-sheet key data are a reflection of the very sound balance-sheet structure and the quality of the result. Since a considerable part of the expansion measures was financed from equity, cash in hand went down to EUR 57.7 mill. (EUR 118.8 mill. before). As a result of the good income situation, the equity ratio went up to 48.5% (after 45.3% in 2003), in spite of implementing this comprehensive investment program. Non-current bank loans rose only slightly, i.e. to EUR 150.1 mill. (EUR 142.0 mill. in 2003). The good balance-sheet situation and the continuously high net cash from operating activities (EUR 95.3 mill., compared to EUR 127.1 mill. for the previous year) will make it possible for Lenzing to continue to make investments in the years to come.


Austria
Rest of Europe


The Fibers Sector

Highlights

- Worldwide Good Demand in the Fibers Section
- Increase of Worldwide Fiber Production by 13%
- Production Record at all Sites
- Textile Fibers: Lenzing Succeeded in Strengthening its Leading Market Position
- Nonwovens Fibers: New Record Level of Production



Fiber Market [illegible] Worldwide [illegible]

The fibers sector of the Lenzing Group benefited from the strong worldwide demand in 2004. According to initial estimates the worldwide production of fibers (cotton, wool, chemical fibers) rose by a respectable 13%, to a new absolute record value of 64.5 mill. tons. The factors contributing to this growth were cotton, in particular, with an increase of 22% to 25 mill. tons, but also chemical fibers, with an increase of 8% to 38 mill. tons. Among the chemical fibers, Polyester was the synthetic fiber (total volume 34.2 mill. tons) that grew the most, i.e. by 10%. The production of cellulose-based chemical fibers went up by 8% worldwide and amounted to 3.2 mill. tons, that of viscose staple fibers (including Modal and Lyocell) by 15%, amounting to 2.1 mill. tons. This is a sustained turn-around of the decline in volumes which viscose staple fibers experienced in recent decades. The Lenzing Group is once again situated in the environment of an attractive growth industry.

The prominent feature was the further increase of the chemical-fiber production in China by an estimated 23%, amounting currently to 14.2 mill. tons. In India and Turkey, too, there was considerable growth (each up by 8%). However, the production of chemical fibers in Western Europe and Japan decreased by 1% and 3%, respectively, while production in the USA (a plus of more than 2%) experienced a recovery.

Thanks to this high demand, Lenzing succeeded in realizing price increases, especially in the first three quarters, in all segments and in all regions of the world. As the cotton harvest in the 2004/05 harvest season was expected to amount to a record of about 25 mill. tons, the previously gratifying price development was somewhat dampened in the further course of the year. Cotton prices, which were still at about USD 0.76/lbs at the beginning of 2004, eventually decreased to below USD 0.50/lbs. For the textile industry processing staple fibers (estimated world market of 35 mill. tons), cotton – which holds a share of two thirds – once more gained in importance as a price-determining factor.

Fibers – An Attractive Growth Industry

Increase in worldwide production of fibers: +13%

Cotton: +22%

Cellulose-based chemical fibers: +8%

Status Report

Expansion of Activities in China

China, which has about 1.2 billion consumers and a booming textile industry, is today the most important market worldwide that manufactures and consumes textile fibers. China's accession to the WTO and the concurrent liberalization of import quotas to western industrialized countries has triggered an enormous surge of investment into building up capacity in the textile chain. This investment is the basis for the increased demand for textile fibers, which will also continue in the years to come. Moreover, the rapidly growing prosperity in China will also trigger a considerable domestic demand for textiles, as well as for nonwovens products.

The official inauguration of Lenzing Fibers Shanghai, the new trading company, during the 2004 business year was thus a consistent and important step towards improving Lenzing's presence in the Chinese market. Lenzing is now able to offer the entire range of fibers in China, free domicile, as well as to provide customers with even better services on site.

In the course of the 2004 business year the evaluations for constructing our own viscose fiber production site in China were pushed ahead expeditiously and ultimately completed. In early 2005 the agreement was signed regarding the construction of Lenzing's first fiber production site in China. Together with Nanjing Chemical Fibre Co., Ltd., which is quoted on the stock exchange, a viscose fiber plant that is dimensioned for an annual production capacity of about 60,000 tons will be built in the Nanjing Chemical Industrial Park. Lenzing holds a share of 70% in the joint venture and the Chinese partner 30%.

Tencel Take-Over – A Milestone for Lenzing Fibers

By taking over the Tencel group of companies in early May 2004, Lenzing marked a milestone. On the one hand, this step means that the Group has secured its position regarding the Lyocell fibers technology, which is the technology of the future in the cellulose fiber sector; on the other hand, it is another major step towards becoming a global group. In addition to the two production sites in Grimsby, UK, and Mobile, Alabama, USA, Lenzing acquired a number of international marketing offices, an international sales team and the excellently positioned TENCEL® brand.

Whenever activities overlapped, it was possible to achieve savings through integration. This applies especially to international marketing activities. Concerning production, combining the available expertise helped to achieve considerable improvements within a few months, both at the Austrian Lyocell site at Heiligenkreuz and at the sites in the United Kingdom and the USA. Research and development for Lyocell fibers was integrated into one effective team (see also





the chapter on "Research and Development"). The restructuring costs incurred were included in the result for the year.

Although the competent international merger-control authorities did not have any objections regarding this take-over, Austria's Higher Cartel Court (Supreme Court) issued a decision against the merger. However, while the proceedings before the Higher Cartel Court were still pending, Lenzing already reached a comprehensive agreement on the conditions and restrictions that will address all possible anti-trust concerns. It is therefore expected that a new notification of the merger can be processed swiftly and positively, since it will incorporate the arguments of the supreme-court decision.



Special fibers
Standard fibers
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Status Report

Production Record at all Sites

The capacities that were taken into operation at the Lenzing site at the end of 2003 and early 2004 made it possible to achieve a new production record. The demand for Lyocell fibers was gratifying throughout the year so that it was also possible to work the second production line at the Heiligenkreuz site, which went into operation in 2004, within the limits of the start-up curve right from the start. The capacities of the Lyocell sites Grimsby and Mobile also showed a good utilization.

South Pacific Viscose (SPV), the Indonesian associate, also succeeded in obtaining a new production record by engaging in consistent de-bottlenecking. Moreover, the product mix at SPV was further improved by expanding the share of nonwovens as well as the export business.

Concerning raw materials, the 2004 business year was characterized by sharp price increases for the pulp required by the non-integrated sites. The prices for caustic soda also showed an upward trend. Higher energy prices were another burdening factor. The favorable situation regarding demand made it possible to pass on the higher raw-material costs in the fiber prices.

Total sales of the fibers sector*) amounted to EUR 692.0 mill. (EUR 586.0 mill. in 2003).

Textile Fibers

Business activities in this branch of industry were characterized by altogether positive economic conditions, which differed greatly, though, according to region. Demand in Asia boomed, and some growth rates reached two-digit figures. Business activities in Europe were characterized by a decline in demand, due to a dollar that was once again very weak, as a corollary of which there was pressure from imports of textiles. In North America demand shrank, but sales for special fibers in South America grew.

During the 2004 business year Lenzing succeeded in further strengthening its leading market position in the textile sector worldwide. The special fibers of the Modal family are steadily gaining in importance. Moreover, the range of applications for Modal in the textile industry (sportswear, lingerie) is becoming increasingly broader. Investments to this effect at the Lenzing site made it possible once again in 2004 to improve the fiber product mix in the direction of textile specialties.

*) incl. pulp, by-products and timber trading







Outlook

The record cotton harvest in the 2004/05 season has led to a marked decrease in cotton prices and, as a result, also slowed down the positive price trend for viscose fibers. In addition, considerable new capacities for viscose fibers in China and Indonesia will force their way on the market. In Europe there will be much more pressure from imports of fibers and yarns because of the abolition of import quotas. Overall conditions will therefore clearly deteriorate altogether in comparison to 2004. However, Lenzing will counter this trend, since there is strong demand for special fibers, especially Modal fibers.

Nonwovens Fibers

For the nonwovens sector of the Lenzing Group the 2004 business year was also characterized by a vigorous demand worldwide. It was possible to expand the production of nonwovens types at all sites to a new record level. In the course of taking over Tencel, the range of applications for nonwovens fibers, based on Lyocell, was widened considerably. Another focus for Lenzing nonwovens fibers – in addition to hygiene applications – was their increased use for spunlace products. These products are especially used as wiping cloths and for household applications. They show high growth rates.

South Pacific Viscose was also able to score successes with exports to Japan.

Outlook

We can once again expect a positive demand for nonwovens fibers during the current business year 2005. New spunlace capacities will be taken into operation in the USA. They will further support the dynamic growth of this application. Continuous growth can be expected in Asia; in Europe demand is also anticipated to be gratifying. Altogether, this development will lead to a further shift in the direction of nonwovens. However, the decline of cotton prices will also have a dampening effect on the price level for nonwovens.


The Engineering and
Systems Construction Sector

Highlights

- New Sales Record – EUR 90.4 mill
- Very Positive Results
- Successful expansion in the mechatronics segment



Lenzing Technik GmbH & Co KG, a 100% subsidiary of Lenzing AG, is a company with international operations in the field of machinery and systems construction, as well as engineering. Its range of activities covers fiber and pulp technology, systems construction and automation, as well as mechatronics.

The favorable economic environment in the core sectors, as well as the satisfactory volume of orders by the Lenzing Group made it possible for Lenzing Technik to achieve a new record with its total sales of EUR 90.4 mill. in the 2004 business year (EUR 86.2 mill. for the year before). Sales according to segment reporting (without intra-Group sales) amounted to EUR 43.0 mill. (EUR 31.8 mill. in 2003). Once again, the result achieved for the business year was very positive.

It was possible to offset minor decreases in orders, compared to 2003, from Lenzing AG at the Lenzing site by a strong increase in other national and international revenues.

Fiber and [illegible]

This segment provides engineering services and delivers systems to existing fiber and pulp manufacturers. Its product groups consist of viscose technology, separation technology and pulp technology. Thanks to the continued willingness worldwide to invest into the viscose fiber industry, it was possible to obtain major order volumes and a good result.

The separation technology group succeeded once again in achieving an excellent development of its operations by expanding the range of its products. The high technological competence of Lenzing Technik in pulp technology for the production of dissolving pulp and paper pulp was the basis for a satisfying level of orders from northern and eastern Europe.

Status Report

Systems Construction and Automation

Lenzing Technik offers its customers many decades of experience and expertise of a make-to-order manufacturer. It was possible to expand the range of products by building up a plastics center.

In addition, Lenzing Technik has become well established as a service-provider for the process-technology industry. This sector succeeded in obtaining very good sales and results for 2004. The automation group also recorded rising sales and results.

Mechatronics

The mechatronics sector covers the product segments electronics, robotics and marking systems.

The electronics group succeeded in achieving dynamic growth by providing high-end level assembling of electronic equipment. The previous focus of its product range, i.e. technical medical applications, was expanded to include food technology applications.

LENO Electronics GmbH & Co KG, a joint venture with Novotech Elektronik GmbH, the Upper-Austrian partner, which went into operation at the beginning of the year, is off to a good start. The company tests and repairs printed circuit boards for industrial applications.

The marketing cooperation between Lenzing Technik and Fanuc Robotics helped the robotics segment to considerably increase its share of the Austrian market in 2004.

Lenzing marking systems which increased its sales by 95%, also achieved a satisfactory development.

The group Lenzing Instruments and the joint venture Lenzing Changzhou Instruments were sold to Textechno, a German company, on 1 September 2004. As a result, Lenzing Technik has withdrawn from the market segment fiber testing equipment.





After two record years in a row, slightly lower sales revenues and results must be expected for 2005. High order volumes in all areas, stable demand and the expansion of the range of products and services offered anticipate a favorable development in sales revenues and results on a high level in the 2005 business year.





The Plastics Sector

Highlights

- Sales Reached an New Record Level
- Result Clearly Above the Good Value for 2003
- 2004 Marked by Massive Increases in Raw-Material Prices
- Good Development of all Product Segments



[illegible]

Lenzing Plastics GmbH & Co KG, a 100% subsidiary of Lenzing AG, is a leading Austrian plastics manufacturer which processes thermoplastic materials and polytetrafluoroethylene (PTFE). The success of Lenzing Plastics is based on its consistent focus on supplying plastic niche products.

The company looks back on another successful business year. According to segment reporting sales reached a new record level. They amounted to EUR 76.3 mill. (EUR 72.0 mill for the previous year). The result for the year was also clearly above the value for 2003, which had already been very good. Lenzing Plastics thus again made a considerable contribution to the result of the Lenzing Group in 2004.

The 2004 business year was marked by massive increases in prices for raw materials, especially for polyolefins. The company successfully countered the price pressure exerted by raw materials by consistently engaging in the necessary marketing efforts. The result is an increasingly target-oriented niche policy offering customer-specific products.

Good Devel[illegible] Produc[illegible]

In the building materials segment Lenzing Plastics manufactures film laminates for roof constructions and semi-finished products for the insulating-materials industry. In spite of the tense situation in the building industry, especially in Germany, Lenzing Plastics succeeded in further expanding its market position.

Lenzing Plastics also manufactures high-tenacity films and film yarns for the cable industry. In the course of 2004 demand shifted increasingly in the direction of aluminum polyester compounds which are used to screen LAN cables and other data communication lines.

The PTFE fibers and yarns segment enjoyed an overall positive development. Above-average growth was achieved with dental floss and products used for hot-gas filtration, although pressure on prices was felt here, as well as in the braided-packing business, on account of the unfavorable euro/dollar parity. The new PTFE yarns for medical applications were launched very successfully on the market.

Last but not least, the company succeeded in achieving considerably better sales, compared to the year before, in insulation materials and technical packaging.

Thermoplastic Materials

Lenzing Plastics focuses on the mono-axial stretching of polymers – a technology that makes it possible to manufacture films with high tensile strength. These products are sold either as films or tapes, or processed into technical fabrics and laminates. Typical areas of application for these products are packaging, the building industry and artificial turf.

Status Report

The company succeeded in acquiring new customers for MOPP films, who operate also outside the classical applications (tear tapes, carry handles and adhesive tapes). The increases in raw-material prices were a particular drawback for these products.

The market enthusiastically accepted the new product from Lenzing Plastics, i.e. artificial turf. Already in the first year, tonnages in the high 3-digit range were sold.

Outlook

All signs point once again to continued growth in 2005. For packaging and artificial turf, in particular, a positive development can be expected; the same applies to hot-gas filtration. The weak dollar will once again be a challenge for Lenzing Plastics in 2005, since it will cause increased competitive pressure from Asia with regard to PTFE fibers and filaments. Raw-material prices are expected to remain on a high level in 2005.


CABLE INDUSTRY
PACKAGING
BARRIER LAMINATES
ROOF UNDERLININGS
INSULATION FACINGS
FILMS TAPES YARNS
TECHNICAL FABRICS AND LAMINATES
THERMO PLAST
LENZING PLASTICS
PTFE
FILMS TAPES YARNS









PTFE (polytetrafluorethylene)

Lenzing Plastics also focuses on special products in connection with PTFE. The PTFE yarns and fibers, sold under the brand name of Lenzing PROFILEN®, appeal on account of their excellent chemical and physical properties, among other things, such as 100% UV resistance and physiological safety. Lenzing PROFILEN® yarns and fibers are used in many different fields, for example medical engineering, hot-gas filtration, as well as sports and safety clothing.

The Paper Sector

The Year 2004

- Difficult Market Situation Continues
- Overcapacities Exert Pressure on Margins
- Slightly Negative Operating Result



In the paper sector Lenzing AG supplies high-quality niche products based on wood-free natural paper. Lenzing manufactures and markets envelope papers, recycling papers, as well as special paper for posters.

The 2004 business year was the third difficult year running for the European natural-paper industry. The markets, especially in Germany and Switzerland which are the core markets, did not recover to the anticipated extent.

It was only in the fourth quarter of 2004 that minor price adjustments in the upward direction were possible. The situation was particularly difficult for the envelope-paper segment. The level of activities of Lenzing customers and the rate of capacity utilization on the part of competitors fell short of expectations. In consequence, this had a negative impact on the price level, which had been unsatisfactory anyway, failing to cover costs.

Although overall conditions were once again quite unfavorable, full utilization of the paper mill ensured a production of 73,300 tons. It was possible to slightly increase the sold volume of recycling and poster papers, so that total sales were above those recorded for the 2003 business year. According to segment reporting, sales amounted to EUR 59.0 mill. (EUR 56.7 mill. for the previous year). In spite of intensive improvement measures, the result was negative. A further cost and optimizing program was launched which should already bring initial results during the first semester 2005. The investments in the year under review aimed at further improving product quality.

The new business year 2005 will again be a difficult year for manufacturers of natural-paper grades. It is to be hoped that demand will also pick up, as the economic upswing continues, and that it will be possible to implement urgently needed price adjustments.




Research and Development

Highlights

- Extensive Re-Organization of Research and Development Activities
- Concentration of Lyocell Research Activities in Lenzing
- World's Largest Competence Center for Cellulose Chemistry



During the 2004 business year the Lenzing Group concentrated its research and development activities on the continuous further development of viscose and lyocell fiber specialties, as well on optimizing fiber and pulp production.

The expenditure for research and development (calculated according to Frascatti) amounted to EUR 17.0 mill. (EUR 15.6 mill for the year before).

Expanding Lenzing as a Research Site

R&D activities were thoroughly re-organized in the course of acquiring the Tencel group of companies in the course of the 2004 business year. It was decided to concentrate all Lyocell research and development activities at the Lenzing site. This combination of all forces ensures an efficient and intensive further development of this promising fiber in the years to come. In the wake of this consolidation, research activities at Spondon, UK, were discontinued. Some of the staff are now working in research and development at Lenzing. The efficient Lyocell pilot plant at Lenzing worked to full capacity during the 2004 business year.

With the concentration of R&D activities at the Lenzing site, Lenzing has now become the world's largest research center for cellulose chemistry, focusing on cellulose fibers. It has about 130 staff members; another 50 persons are engaged in external cooperation projects.

The New Organizational Structure Brings us Closer to the Market

The company structure was reorganized in the course of the Tencel acquisition, arranging the Lenzing Group in business units, which is also reflected in the new organization of the research activities. The research activities are part of the individual business units, irrespective of their specific technology. The objective is to achieve an even better focus on markets. In the future, all activities will be integrated into innovation groups for pulp, nonwovens and textiles. These innovation groups have their own specific laboratories, technical centers and pilot plants at their disposal. A separate innovation group was set up that will look into topics involving several units and relating to longer-term aspects.

Outlook

The newly structured research and development activities of the coming months will focus on operations in the field of textiles (further development of the Lyocell technology) and of optimizing fiber properties. The dynamic surge of the nonwovens market will lead to more emphasis on development activities by this innovation group.


Environment and Sustainability

Sustainability in the Lenzing Group

- Use of Wood – the Renewable Raw Material
- Environmentally Compatible Production
- Economic Efficiency
- Attractive Workplaces



Sustainability. [illegible]

Lenzing holds a leading position worldwide with its high environmental standards for the production of pulp and cellulose fibers.

From early on, the Lenzing Group began to apply the principles of sustainability. Lenzing underlines the significance that it attaches to sustainable management by using wood, a renewable raw material, by manufacturing with the highest possible ecological compatibility, as well as by achieving its potential for economic performance while still offering attractive jobs. In the brochure "Sustainability in the Lenzing Group", which was published in March 2004, Lenzing explained in detail its sustainability aspects, processes and responsibilities.

Milestones [illegible]

In the course of the 2004 business year the Lenzing Group set several milestones towards securing an ecologically sound production.

[illegible] Construction of [illegible] Treatment Plant for [illegible] Sulfate [illegible]

The objective of this system is to further remove sulfate from the waste waters of the viscose fiber production by applying an anaerobic treatment.

With the new anaerobic treatment, Lenzing was the first in the world to launch an anaerobic process for the biological elimination of sulfate in the viscose fiber industry. After comprehensive laboratory and pilot tests, which served to validate the technology, and after consulting with experts from the Technical University of Vienna and a specialized Dutch company, the plant was successfully taken into operation during the 2004 business year. Three reactors form the core of the process. There, the sulfate is reduced by means of an anaerobic biological treatment. In the air-tight vessels, bacteria transform the relevant components of the waste water mainly into sulfide and methane.

The sulfide is transformed into elementary sulfur in the downstream stages of the system, separated and utilized in-house. The methane-containing waste gas is used to generate electricity and process heat.



Status Report

Waste-Water Cooling Tower

In 2004 a four-cell evaporation cooling system which is used for the cleared effluence from the waste-water treatment plant was set up at the Lenzing site. With this cooling tower being taken into operation, all cooling and waste waters from Lenzing AG are now being discharged into the surface water of the Ager River in a cooled condition.

Air Filtration System LURA 2 (Topsoe Plant)

For the air-filtration systems, a further ultra-modern recovery plant was taken into operation in 2004. This Topsoe plant also provides the necessary reduction of the sulfur emissions into the air. By burning off the exhaust gases, which contain high concentrations of H_2S as well as CS_2, from the newly designed exhausting systems of the spinning lines it has been possible to reduce both H_2S and CS_2 emissions.

South Pacific Viscose, Indonesia

During the 2004 business year a new turbo generator to produce energy was taken into operation; this was an important step towards improving energy efficiency at the Purwakarta site.

ISO 14001 Certification for Environmental Management System

Lenzing AG decided in early 2002 to introduce an environmental management system pursuant to Austrian standard ÖNORM EN ISO 14001 for the Lenzing site. It is an additional support for the above-average environmental performance.

Since 24 July 2003 the Lenzing site has been a plant with ISO 14001 certification. The first surveillance audit by "ÖQS-Zertifizierungs- und Begutachtungs GmbH" in May 2004 confirmed once again the high level of our environmental management system and renewed the certification.

In addition to the public importance of certification and the advantages for communicating with customers, the environmental management system also offers Lenzing AG further improvements of the internal management processes, a fact which is reflected in the favorable environmental performance.



From early on our company took account of the principles of sustainability. We were pre-destined to take an interest in sustainability, since we use wood – a renewable raw material – and manufacture our products with the greatest possible ecological compatibility, and since we are also concerned about our economic efficiency and want to create attractive jobs.

From the introduction to the publication "Sustainability in the Lenzing Group"

Status Report

Ongoing Issues

Longer-term issues were continued with consistency in 2004

Responsible Care

Since 1996 Lenzing AG has been a participant in "Responsible Care", the voluntary environmental program of the European Chemical Association, as well as of the Austrian Federation of Chemical Industry. Our commitment to "acting with responsibility" covers all our activities in the fields of environmental protection, safety at work and health of staff members. In this connection Lenzing AG also takes part in TUIS, the transport, accident, information and assistance system of the Austrian Federation of Chemical Industry, supporting fire brigades, public services and institutions with expertise and active assistance in case of transport accidents with chemical products.

Testing Laboratory for Ecological Analysis

The accredited Testing Laboratory for Ecological Analysis (UAL, i.e. Umweltanalytik Lenzing) complies with the new standard EN ISO 17025 and offers third parties its environmental analysis services in the fields of water, waste water and waste materials. The testing laboratory was able to maintain its good position on the market in 2004, as well as to further strengthen its competence.

Reststoffverwertung Lenzing (RVL)

This joint venture between Lenzing AG und AVE GmbH, a subsidiary of Energie AG Oberösterreich, makes it possible to put sorted and processed residual materials to thermal use, while observing the highest environmental standards.

RVL GmbH has a permanent operating permit under waste-management law from the Federal Ministry for Agriculture, Forestry, Environment and Water Management.

The RVL plant at Lenzing is a milestone in the history of modern and sustainable waste management in Austria. Especially by accepting on a growing scale the fractions, rich in calorific value, from the mechanical and biological processing of household waste and sludge, the RVL plant also contributes essentially to municipal waste management.

The energy released by thermal processing is used – with a high level of effectiveness – all year long as electricity and heat for production purposes at Lenzing AG.
As a result, RVL also contributes substantially towards protecting the climate.







Biogenic fuels and
residual substances
82.3% CO_2 neutral


Bark/Sawdust
10.2%
Fossil fuels
17.7%

By operating the incineration plant for residual materials (RVL), at the Lenzing site, it was possible to reduce the share of fossil energy sources in the total energy demand to 18%, in relation to the calorific value.

Status Report

Lenzing sees itself as an international group of companies, with staff members of different cultures and countries working together towards achieving the corporate goals. A multi-cultural working climate, mobility and the readiness to think and act globally – these are important parameters for the success of the Lenzing Group. This always includes the best qualifications and life-long training and further training according to international standards.

With the acquisition of the Tencel group of companies in 2004, many new staff members joined the Lenzing Group, which meant a vigorous move towards internationalization, especially among senior managers and specialists. To integrate these new staff members quickly was a main priority of our work during the year under review. In the course of a special project, the reorganization of the structure and of the human resources involved in research and development activities was worked out together.

In the course of re-structuring the internal organization in 2004, according to business units with global activities, more programs that span all sites were launched for staff development and staff planning on the management level. It is our goal to satisfy, in the best possible manner, by way of modern human resources planning, the growing requirements of the individual business units for qualified staff members, resulting from the growth of our group of companies.

On 31 December 2004 the Lenzing Group had a staff of 4,845 (2003: 4,523), of which 2,859 were employed at the Lenzing site by Lenzing AG and its subsidiaries, Lenzing Technik and Lenzing Plastics. Lenzing thus continues to be the largest site by far of the Group.

During the first quarter of 2005 a Group works council was set up by the staff representatives, in accordance with the Austrian Employment System Act. It operates at all sites and in all countries.






Austria 63%
USA 2%

Training and Further Training

The training center at the Lenzing site is at the heart of all training activities. Here, Lenzing staff members, but also the staff members of other companies, are offered a wide spectrum of basic and further-training courses. The educational activities focus on courses to obtain the skilled-worker qualification for plastics processing or chemical process technology, as well as special IT courses. Since the Group has become more international, the curriculum includes a larger number of language courses.

Status Report

Safety and Health

In 2004 the safety and health management team was given a new structure, and the safety and health philosophy for the entire Group was revised.

At the Lenzing site a traffic plan is being implemented in order to improve safety, since traffic volumes have grown considerably in recent years, on account of the expanded production.

For many years health has been a subject that receives special attention. In the course of 2004 all activities were integrated into a new health management system that rests on three pillars:

- health at the work place
- promoting health
- attendance management

The "Health Days", which were introduced in 2000, were also continued in 2004. A total of approximately 1,000 staff members have made use of this possibility so far. The goal of the "Health Days" is to bring the inter-relation between health and life-style closer to participants through a personal experience.

Last but not least, all health measures were entered into a safety and health management system in the 2004 business year. In this system "health" is shown as an independent process. An organizational structure was set up, comprising a core team and members responsible for sub-processes. Like in a management feedback and control circuit, every individual responsible for a sub-process is in charge of planning and implementing activities, of measuring the results and of introducing improvements.


TOP IN SICHERHEIT

The Health and Safety Philosophy of the Lenzing Group documents that safety and health are essential components of our corporate culture.

Status Report



The Lenzing Group attaches great importance to a policy of regular and transparent information for all interested parties. Open communication within the Group and to third parties is an indispensable element of the corporate culture of the Lenzing Group.

Investor Relations

Lenzing shares are traded on the Standard Market Continuous of the Vienna Stock Exchange, as well as during the over-the-counter trading at the stock exchanges of Munich, Stuttgart, Berlin and Frankfurt. The nominal capital amounts to EUR 26,717,250 and consists of 3,675,000 individual share certificates.

The majority owner, holding more than 75% of the shares, is B & C Holding GmbH, Vienna, which is an Austrian financial holding company that has investments in many different sectors of industry. It considers itself to be an Austrian core shareholder with long-term investment interests.

During the year under review, Lenzing shares experienced once more a very good development. On the one hand, the favorable development of business activities was a decisive factor, and on the other hand, Lenzing also benefited from the continuing strong upward trend at the Vienna Stock Exchange. When considering the small number of portfolio investments, the traded volume was satisfactory.

During the year under review, the general public was informed regularly about the course of business by means of press releases, letters to shareholders and press conferences. Inquiries from private and institutional investors were also handled on an ongoing basis.

The Management Board and the staff members of the Corporate Communications unit were at the disposal of private and institutional investors in Austria and abroad, providing them with information during the year under review.

The authorization to buy back shares was not utilized during the year under review.

Public Relations

The acquisition of the Tencel group of companies was also the central event for Public Relations activities during the 2004 business year. In addition to preparing and carrying out the communications activities appropriate for such an occasion, great attention was also







paid to providing sufficient in-house information about this big event. Information meetings were held at the newly acquired production sites in order to present the Lenzing corporate philosophy on site. This facilitated the smooth consolidation of the Tencel sites into the Lenzing business units and corporate centers.

Radio advertising to the surrounding region in Upper Austria was used for the first time for the purpose of communicating the corporate image. Short radio spots informed about the importance of Lenzing for Upper Austria as an industrial site, as well as about the economic success of Lenzing. Radio broadcasting served as a supplement to the regular reporting on local television in the region surrounding the Lenzing AG site.

A new milestone was set during the 2004 business year concerning the subject of sustainability by publishing the brochure "Sustainability in the Lenzing Group". The goal was to make the principles of sustainable management, which the Lenzing Group has applied for a long time, also accessible to a broader public.

In addition, throughout the year the staff unit Corporate Communications served as the contact point for information about the Lenzing Group.

Development of Lenzing Shares


220.00
200.00
180.00
160.00
140.00
120.00
100.00
31/01/2004
29/02/2004
31/03/2004
30/04/2004
31/05/2004
30/06/2004
31/07/2004
31/08/2004
30/09/2004
31/10/2004
30/11/2004
31/12/2004
31/01/2005
28/02/2005


Financial Statements

A company's value ...

... is not based on its buildings and machinery, nor on its cash holdings. It is only the people who work for a company and the spirit in which they do it that give value to a company.

Heinrich Nordhoff/1948-68 Chairman of the Board of VW





Table of Contents



Table of Contents

Income Statement

	Note	2004	2003
		EUR '000	EUR '000
Sales	5	871,061	747,180
Changes in inventories of finished goods and work in progress	6	15,023	-2,921
Capitalized cost of self-constructed assets	7	24,221	36,048
Other operating income	8	13,336	17,859
Cost of materials and purchased services		-467,441	-393,311
Personnel expenses	9	-200,285	-176,498
Amortization of intangible assets and depreciation of property, plant and equipment	10	-59,876	-48,755
Other operating expenses	11	-91,696	-89,874
Income from operations (EBIT)	12	**104,343**	**89,728**
Income from investments in associates	13	6,902	22
Other financial income and expenses	14	-7,045	-5,188
Income before taxes (EBT)		**104,200**	**84,562**
Taxes on income	15	-26,191	-20,820
Net income		**78,009**	**63,742**
Share of net income of shareholders of Lenzing AG		68,146	58,797
Share of net income of other shareholders of subsidiaries of Lenzing AG		9,863	4,945
		EUR	EUR
Earnings per share	**16**	**18.54**	**16.00**

Balance Sheet

Assets	Note	31/12/2004	31/12/2003
		EUR '000	EUR '000
Intangible assets	17	12,273	10,295
Property, plant and equipment	18	570,853	510,436
Investments in associates	19	9,810	1,461
Other financial assets	20	19,427	19,854
Deferred taxes	28	220	0
Other non-current assets	21	1,733	3,608
Non-current assets		**614,316**	**545,654**
Inventories	22	116,858	83,527
Trade receivables	23	110,470	96,969
Current taxes		400	1,606
Other receivables and assets	23	44,257	49,897
Investments	24	1,883	650
Cash and cash equivalents		57,738	118,791
Current assets		**331,606**	**351,440**
		945,922	**897,094**

Equity and Liabilities	Note	31/12/2004	31/12/2003
		EUR '000	EUR '000
Common stock		26,717	26,717
Capital reserves		63,600	63,600
Currency translation reserves		-4,001	49
Retained earnings		327,928	280,189
Share of shareholders of Lenzing AG		**414,244**	**370,555**
Share of other shareholders		13,184	4,572
Equity	25	**427,428**	**375,127**
Public-sector investment grants	26	**39,725**	**43,483**
Bank loans	27	150,092	142,002
Other loans	27	46,923	70,196
Trade payables		620	469
Deferred taxes	28	20,044	16,139
Provisions	29	84,075	82,683
Other liabilities		243	1,897
Non-current liabilities		**301,997**	**313,386**
Bank loans and overdrafts	27	26,074	25,827
Other loans	27	16,246	15,288
Trade payables		54,637	51,720
Provisions for current taxes		6,539	650
Other provisions	29	47,913	50,935
Other liabilities		25,363	20,678
Current liabilities		**176,772**	**165,098**
		945,922	**897,094**

Cash Flow Statement

	Note	2004	2003
		EUR '000	EUR '000
Gross cash flow	31	128,466	115,934
Change in working capital	31	-33,132	11,215
Net cash from operating activities		**95,334**	**127,149**
- Acquisition of long-term assets	31	-136,131	-148,827
+ Proceeds from the disposal/redemption of non-current assets	31	4,609	10,425
Net cash used in investing activities		**-131,522**	**-138,402**
+ Paid in by other shareholders		0	52
- Dividends paid to shareholders		-22,090	-14,738
+ Inflows from financing activities	31	117,465	81,677
- Redemption of loans		-118,168	-25,390
Net cash used in (-) provided by (+) financing activities		**-22,793**	**41,601**
Change in cash and cash equivalents		**-58,981**	**30,348**
Cash and cash equivalents at the beginning of the year		119,441	89,790
Currency difference relating to cash and cash equivalents		-839	-697
Cash and cash equivalents at the end of the year		**59,621**	**119,441**
Cash and cash equivalents acc. to balance sheet		57,738	118,791
Investments held as current assets acc. to the balance sheet		1,883	650
Total for cash and cash equivalents		**59,621**	**119,441**

	Share of shareholders of Lenzing AG					Share of other shareholders	Total amount of equity
	Common stock	Capital reserves	Currency translation reserves	Retained earnings	Total		
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Balance as at 1 January 2003	26,717	63,600	1	233,768	324,086	72	324,158
Cash-flow hedges							
stated directly under equity				4,493	4,493		4,493
re-stated in the result for the current period				-852	-852		-852
Difference from translating accounts in foreign currencies			48		48	-460	-412
Deferred taxes for items stated directly under equity				-1,238	-1,238		-1,238
Profit/loss stated directly under equity – net	0	0	48	2,403	2,451	-460	1,991
Net income				58,797	58,797	4,945	63,742
Total amount of income and expenses in 2003	0	0	48	61,200	61,248	4,485	65,733
Contribution of capital					0	52	52
Dividends				-14,700	-14,700	-37	-14,737
Other changes				-79	-79		-79
Balance as at 31 December 2003	26,717	63,600	49	280,189	370,555	4,572	375,127
Cash-flow hedges							
stated directly under equity				6,092	6,092		6,092
re-stated in the result for the current period				-4,493	-4,493		-4,493
Difference from translating accounts in foreign currencies			-4,050		-4,050	-1,201	-5,251
Deferred taxes for items stated directly under equity				44	44		44
Profit/loss stated directly under equity – net	0	0	-4,050	1,643	-2,407	-1,201	-3,608
Net income				68,146	68,146	9,863	78,009
Total amount of income and expenses in 2004	0	0	-4,050	69,789	65,739	8,662	74,401
Dividends				-22,050	-22,050	-40	-22,090
Other changes						-10	-10
Balance as at 31 December 2004	26,717	63,600	-4,001	327,928	414,244	13,184	427,428

The following Notes form an integral part of the consolidated financial statements.

Note 1

Introduction

Description of the Business Operation

The Lenzing Group ("the Group") consists of Lenzing Aktiengesellschaft (Lenzing AG) and its subsidiaries. Lenzing AG is a public company incorporated under Austrian law and has its registered office in Lenzing. The parent company of Lenzing AG is B&C Holding GmbH, Vienna. The Group operates mainly in the field of fiber and pulp production and has plants in Austria as well as the United Kingdom, the USA and Indonesia. A plant is under construction in China. Moreover, the Group also operates in the field of systems construction and engineering as well as in manufacturing paper and plastics. The distribution network spans the whole world und includes trading companies in China, Japan and Hong Kong as well as a marketing office in New York.

Presentation of the Consolidated Financial Statements

The consolidated financial statements were prepared in accordance with the International Financial Reporting Standards (IFRS), with the exception that the detailed disclosure requirements of IFRS 3 and IAS 7 regarding companies acquired during the year, as well as the disclosure requirements of IFRS 36 (Impairment of Assets) and IFRS 1 (First-Time Adoption of International Financial Reporting Standards) relating to the impairment of fixed assets, were omitted for reasons of possible competitive disadvantages. The consolidated financial statements as at 31 December 2003 had been prepared in accordance with accounting principles generally accepted in the USA (US GAAP). The transition date to IFRS was 1 January 2003. The comparative figures reported in these financial statements were not those previously reported in the consolidated financial statements as at 31 December 2003 but were prepared specifically to comply with IFRS under application of the transitional requirements of IFRS 1. In this process, all accounting policies applied at 31 December 2004 were also applied in preparing the comparative figures for the previous year and in determining the balances at the transition date.

The accounts are prepared in euros. The amounts stated in the financial statements and the Notes are in euros and have been rounded to the nearest thousand (EUR '000), except were otherwise stated.

Consolidated Group

The consolidated financial statements comprise Lenzing AG, the parent company, and its subsidiaries, and are prepared from the financial statements as at 31 December 2003 and 2004 of the individual companies. Note 35 contains a list of the fully consolidated companies. Subsidiaries are companies in which Lenzing AG has the power to govern the financial and operating policies of the enterprise so as to obtain benefits from its activities. This is assumed when the parent company holds more than 50% of the voting rights of the shareholders entitled to vote. Although Lenzing AG holds only 41.98% of the voting rights of the shareholders entitled to vote in P.T. South Pacific Viscose, this company is fully consolidated as Lenzing AG is able to exercise a controlling influence on the management of the company on the basis of a number of contractual agreements.

The following changes occurred in the Group's companies during the year:

4 May 2004: Tencel Holding Ltd. was acquired. The company has production sites in the United Kingdom and North America, as well as marketing subsidiaries in Asia.

30 June 2004: Lenzing France S.a.r.l., a marketing subsidiary, was liquidated, which has only a minor effect on the consolidated financial statements.

1 September 2004: A business sector of Lenzing Technik GmbH & Co KG, including Lenzing (Changzhou) Instruments Co., Ltd., Changzhou City, China, a subsidiary that had been fully consolidated as at 31 December 2003, was sold, which again, had only a minor impact on the consolidated financial statements.

Lenzing Deutschland Syncell GmbH, a distribution subsidiary for Germany, is in the process of being wound up as at 31 December 2004. Here, too, no major effect on the consolidated financial statements is to be expected.

As a result of a capital increase at Equi-Fibres BeteiligungsgmbH in that the Group did not participate to the extent of its previously held share, the investment held by the Group decreased from 80% (before the capital increase) to currently 35%. This company that was fully consolidated as at 31 December 2003, has been accounted for at equity in the consolidated financial statements as at 31 December 2004. The effect on the consolidated financial statements is deemed to be immaterial.

Basis and Principles of Consolidation

The acquisition of Tencel Holding Ltd. and its subsidiaries was accounted for in the financial statements in accordance with IFRS 3 under the purchase method. According to this method all acquired assets and assumed liabilities as at the acquisition date must be measured at their attributable fair value on that date. The difference between the purchase price and the acquired net assets, measured at their fair value, is shown as goodwill.

Major intercompany positions, both in the balance sheet and in the income statement, which result from transactions between consolidated companies, are eliminated upon consolidation.

Differences in the elimination of intercompany balances that arose through associated companies applying different exchange rates to amounts denominated in foreign currencies are corrected and recorded under "other income" or "other expenses".

Intercompany profits from deliveries between companies are eliminated if the relevant assets are still available at the balance-sheet date.

The share in the net assets of consolidated companies that is not attributable to Lenzing AG is shown separately as part of shareholders equity under the heading "shares of other shareholders".

Note 2

Accounting and Valuation Methods

Accounting Options Available under IFRS 1

Intangible assets and property, plant and equipment are carried at cost less accumulated amortization/depreciation.

Actuarial losses incurred in the past in respect of the provisions for severance and pension payments were fully recognized in the transitional balances as at 1 January 2003.

Cumulative translation differences resulting from the conversion of financial statements of subsidiaries not using euros as their functional currency are not reported as a separate component of shareholders' equity at the transition date but have been included under retained earnings.

Foreign Currency Translation

The subsidiaries prepare their financial statements in their respective functional currency. The functional currency is the currency governing the business activities of the respective company.

With the exception of P.T. South Pacific Viscose, the functional currency is the currency of the country in which the respective subsidiary is located. The US dollar is the functional currency of P.T. South Pacific Viscose. The assets and liabilities of the subsidiaries are translated from the functional currency into the reporting currency at the exchange rate on the reporting date. Sales and other income as well as expenses are translated with the mean value of the end-of-month exchange rates of the business year. These exchange rates correspond approximately to the exchange rates applicable at the date of the transactions. Translation differences resulting from the use of different exchange rates are recorded separately under equity.

When, in the course of acquiring a company, adjustments are made to the carrying amounts of acquired assets and assumed liabilities regarding the value to be attributed to them at the acquisition date, then these are considered to be assets and liabilities of the acquired subsidiary and are thus subject to currency translation.

However, goodwill is regarded as an asset of the parent company and is thus not subject to currency translation.

Exchange-rate losses or gains resulting from transactions with Group companies in a currency other than the functional currency are charged to net income. Monetary items of consolidated companies in other than the functional currency were translated at the mean exchange rate, based on the money and selling rates published by Oberbank AG, Linz, for 31 December 2004 and 2003, respectively.

Unit	Currency		Mean exchange rate	
1	EUR/USD	US Dollar	31/12/2004	1.3650
1	EUR/USD	US Dollar	31/12/2003	1.2605
1	EUR/GBP	GB Pound	31/12/2004	0.7065
1	EUR/CNY	Renminby Yuan	31/12/2004	10.3016
1	EUR/CNY	Renminby Yuan	31/12/2003	10.4353
1	EUR/HKD	Hong Kong Dollar	31/12/2004	10.6125
1	EUR/JPY	Japanese Yen	31/12/2004	139.7000

Intangible Assets

Intangible assets are stated at historical or production costs less accumulated amortization. Amortization is determined on the basis of the estimated useful life of the asset, using the straight-line method. The estimated useful lives of these assets are as follows:

	Years
Licenses, trade-marks and similar rights	
acquired against payment	12 to 20
internally generated	5 to 15
Software	4

The amortization charge for the year is shown in the income statement under "amortization of intangible assets held as fixed assets as well as depreciation of property, plant and equipment".

If a more than temporary impairment is identified, then the relevant intangible assets are written down to their attributable fair value. If the impairment no longer applies, then the intangible asset is written up to its attributable fair value, whereby the fair value cannot exceed the net book value of the asset, calculated on the basis as if a normal, annual amortization charge had been calculated on the original historical or production costs.

Goodwill is recorded at historical cost and is written-down only if an impairment test identifies a reduction in value.

Property, Plant and Equipment

Property, plant and equipment is recorded at historical or production costs less accumulated depreciation. Depreciation is calculated on the basis of the estimated useful life of the asset, using the straight-line method. The estimated useful lives of these assets are as follows:

	Years
Land-use rights in Indonesia	33
Residential buildings	25 to 50
Office and factory buildings	15 to 50
Other buildings	20
Fiber production lines	7 to 15
Boiler stations, transformer stations, turbines	25
Other machinery and equipment	7 to 15
Vehicles	4 to 8
Office equipment and fixtures	3 to 10
IT equipment	4 to 5

Fiber production lines and other machinery and equipment purchased or constructed up to 1997 are depreciated over 7 years; items purchased thereafter are written off uniformly over 15 years.

If an impairment that is not temporary is identified, then the asset is written-down to its attributable fair value. If the impairment no longer applies, the item is written up to its attributable fair value, whereby the fair value cannot exceed the net book value of the asset, calculated on the basis as if a normal, annual depreciation charge had been calculated on the original historical or production costs. Major building changes are capitalized, whereas maintenance or repair work, as well as minor building changes are charged against profit at the time at which they occur.

Financial Assets
Loans are shown at historical cost or, in the event of an impairment, at the lower attributable fair value.

Investments held as fixed assets are used as partial funding, pursuant to § 14 of the Austrian Income Tax Act, for the provision for severance payments and pensions. The securities are primarily shares in the large-scale investor fund GF 82. This fund was set up as a special fund (pursuant to § 20 of the Austrian Investment Fund Act) and has been designated as a fund for severance and pension-payment provisions pursuant to § 14 of the Austrian Income Tax Act. The fund's investments comprise mainly euro bonds (individual shares, funds) and, up to a maximum of 15%, shares of companies included in the EuroStoxx50 index. The securities can be sold at any time. However, it is not the Group's intention to sell these within one year and therefore they are stated at the market value. Realized, but also unrealized, profits and losses are shown in the financial result.

Investments in Associates
Investments in associates are recorded under the equity method.

On the basis of its voting rights the Group applied the equity method of accounting for investments to four companies as at 31 December 2004, i.e. Equi-Fibres BeteiligungsgmbH ("Equi") (35%), including its subsidiaries, WWE Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H. ("WWE") (25%), L. K. F. Tekstil Sanayi Ve Ticaret Anonim Sirketi ("LKF") (33.34%), and RVL Reststoffverwertung Lenzing GmbH ("RVL") (50%). Under this method, shares acquired in associates are first recorded at their historical cost. The cost of investment is then increased by the Group's share in the profit or reduced by the Group's share in the loss, whereby losses are only recognized until the value of investment is written down to zero. According to IFRS 3 acquired goodwill is not written off systematically, but, if a reduction in value is identified, an impairment test needs to be performed. If the purchase price is lower than the value to be attributed to the acquired share the difference is credited to income.

Deferred Taxes
Deferred tax assets or liabilities are calculated, for the respective assets and liabilities, on the difference between their value in the consolidated financial statements and their value calculated for tax purposes. The tax rate applied on these differences is always that rate that is assumed to be applicable when the timing difference reverses.

Inventories
Raw materials and consumables are stated at the lower of cost or net realizable value. Historical costs are determined by applying the weighted average method.

Work in progress and finished goods as well as services rendered but not yet chargeable are also stated at the lower of cost or market. Cost of production includes direct costs and fixed and variable overhead expenses.

Accounts Receivable
Valuation allowances have been made for those items that are regarded as uncollectible or only partially collectible.

Investments
Short-term investments are valued at their fair value. The difference between the fair value and historical cost is recorded in the financial result.

Public-Sector Investment Grants
Investment grants are reported under liabilities and credited to income over the expected useful life of the subsidized asset.

Pension Commitments and Similar Obligations
Almost all employed staff members of the Group are covered by defined-benefit or defined-contribution pension plans. The pension payments under a defined-benefit pension plan are determined by the salary upon retirement and the length of service.

In addition, staff members with employment contracts under Austrian law are entitled to a severance payment if their employment began before 1 January 2003 and lasted for a minimum of ten years. Payment is due, in any event, when the employment ends because the staff member has reached the statutory retirement age. The amount of the severance payment depends upon the salary level at the time of the termination and the length of employment. These claims of staff members must therefore be treated as if they were claims under defined-benefit pension plan. The obligations arising from the defined-benefit pension plans and the severance-payment obligations are stated in accordance with IAS 19.

Actuarial gains and/or losses that existed on 1 January 2003 (the transition date) were fully recognized in the transitional balances. Actuarial gains and/or losses arising after that date and amounting to less than 10% of the obligation (DBO) are not recognized. Any part exceeding this percentage is charged over the average residual service period of the staff members.

The defined-benefit pension commitments of Tencel Inc. are financed from contributions to a retirement fund. With regard to defined-contribution pension commitments, the Group contributes to pension funds.

In addition, the Group is required by law to contribute 0.53% of the pay to an external fund for those staff members who have employment contracts under Austrian law that commenced after 31 December 2002.

Please refer to Note 29 with regard to the recognition and measurement of entitlements by staff members resulting from defined-benefit pension plans as well as their claims to severance payments.

Staff Anniversary Obligations

On account of collective agreements, Lenzing AG and its Austrian subsidiaries are obliged to pay anniversary bonuses to staff members who have worked for the company for a certain number of years. The payments are based on the pay at the time of the anniversary in question. Company assets were not segregated, nor were contributions paid to a fund, in order to cover these commitments.

Please refer to Note 29 with regard to the recognition and measurement of these obligations.

Borrowing Costs

The borrowing costs are stated as an expense for the period in which it is incurred, although it may be directly attributable to the financing of an asset and is incurred during the period of production.

Revenue Recognition

Sales are recognized at the time when the risks and rewards of product ownership pass to the customer and take account of agreed delivery terms.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires that the Management Board makes estimates and assumptions that have an effect on the reported assets and liabilities, on the assessment of the contingent assets and liabilities, and on the revenue and expenses at the reporting date. Actual amounts may differ from these estimates.

Estimates were taken over on 1 January 2003, the transition date, and 31 December 2003, unchanged from the amounts reported in the corresponding financial statements that had been prepared in accordance with US GAAP. No adjustments were made to reflect the information status available at the date of preparing these financial statements.

Earnings per Share

In accordance with IAS 33, earnings per share are measured by dividing the net result for the year that is due to ordinary shareholders by the average number of ordinary shares issued. There are no dilutive effects. Please refer to Note 16 with regard to the calculation.

Derivative Financial Instruments

The Lenzing Group uses forward exchange transactions and currency options only to minimize currency risks in the course of business operations. The hedging transactions serve to balance the variability of cash flows from future transactions that are not carried out in the respective functional currency of a company. Every year the hedging transactions are laid down in advance, on the basis of the anticipated sales in the respective foreign currency. The hedging transactions as per 31 December 2004 mature within 15 months.

The Lenzing Group applies the "hedge accounting" rules of IAS 39. When the requirements for application are met, the result from changes in the market value of the derivative financial instruments is either recognized in the net income for the year or directly under equity, depending on whether the hedging transaction is a "fair-value hedge" or a "cash flow hedge". In the case of a "fair value hedge" the results of the market valuation of the hedging transaction and the corresponding underlying transaction are recorded as income from operations. In the case of changes in market value of "cash-flow hedges", which serve to hedge the risk concerning the variability of the cash flow in the functional currency from a planned transaction in a foreign currency, the unrealized profits and losses are first recorded directly under equity and only have an effect on the surplus for the year at the time when the underlying transactions are realized.

Events after the Balance-Sheet Date

Given the current state of the proceedings it appears that the merger with Tencel will ultimately be approved by the Austrian competition authorities. Other than that no major events requiring reporting occurred after the end of the year.

Note 3

New Accounting Pronouncements

IFRS 1 – First-Time Adoption of International Financial Reporting Standards: The objective of this IFRS is to ensure that the first financial statements of a company according to IFRS, as well as its interim reports relating to a period during the period under review the first financial statements, contain high-quality information which is transparent for readers of the statements and comparable for all periods disclosed, that they constitute an appropriate basis for accounting according to the International Financial Reporting Standards and can be prepared at costs that do not exceed the benefit for readers of the statements.

IFRS 1 had to be applied to the present financial statements.

IFRS 2 – Share-Based Payment: This standard deals with the disclosure of transactions in which the compensation consists of equity instruments or is stated in dependence upon the value of own equity instruments. The standard must be applied to financial statements for business years beginning on or after 1 January 2005. It will most likely not have an effect on Group accounting.

IFRS 3 – Business Combinations: This standard describes the presentation of business combinations in the accounts. In the case of combinations falling within the scope of this standard, the purchase method must be applied. It is required to identify and state intangible assets, acquired in the course of business combinations, separate from goodwill. In the past, these were often recognized under goodwill. Goodwill is no longer amortized according to a schedule, but only if an impairment is discovered in the course of an impairment test, which must be made at least annually. Any possible additional amount, by which the value attributable to the acquired net asset exceeds the cost of the business combination, must be recognized as a gain in the income statement for year of the acquisition. These rules apply similarly to the acquisition of shares in associated companies. This standard must be applied to business combinations based on agreements on or after 31 March 2004. As a result, for the year under review, they had to be applied to the acquisition of the Tencel Group and to the acquisition of shares in Kelheim Fibres GmbH by Equi-Fibres BeteiligungsgmbH, an associated company.

IFRS 4 – Insurance Contracts: This standard must be applied to the presentation of all types of insurance contracts in the financial statements. IFRS 4 does not apply to policyholders. It is therefore not of relevance to the Group.

IFRS 5 – Non-Current Assets Held for Sale and Discontinued Operations: This standard specifies that individual assets or groups of assets which are held for sale are shown separately and are subject to specific measurement requirements. The standard must be applied to business years beginning on or after 1 January 2005. The Group will apply it as of this date.

IFRS 6 – Exploration for and Evaluation of Mineral Assets: This standard relates to all costs incurred in the exploration and evaluation of mineral assets such as, for example, the acquisition of mining claims, topographical, geological and similar studies. At present it does not apply to the Group.

In addition, in the course of an improvement project, the following standards were revised; some of them comprehensively:

IAS 1: Presentation of Financial Statements
IAS 2: Inventories
IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10: Events after the Balance Sheet Date
IAS 16: Property, Plant and Equipment
IAS 17: Leases
IAS 21: The Effects of Changes in Foreign Exchange Rates
IAS 24: Related Party Disclosures
IAS 27: Consolidated and Separate Financial Statements
IAS 28: Investments in Associates
IAS 31: Interests in Joint Ventures
IAS 32: Financial Instruments: Disclosure and Presentation
IAS 33: Earnings per Share
IAS 39: Financial Instruments: Recognition and Measurement
IAS 40: Investment Property

The amendments must be applied to financial statements for business years beginning on or after 1 January 2005. The Group will apply them beginning in 2005. No major effect on future consolidated financial statements is to be expected.

The following interpretations were published recently by the International Financial Reporting Interpretations Committee:

IFRIC 1: Changes in Existing Decommissioning Restoration and Similar Liabilities:

This interpretation clarifies the approach to be adopted when liabilities change that are initially entered at the costs incurred in connection with the closure of a plant, the restoration of the original balance or similar obligations. Changes that are due to changes in the forecasted estimated costs or changes in the likely date at which they will be incurred, or which are due to changes in the market interest rate that must be applied to discounting the liability, will lead to an increase or reduction in the value of the liability and subsequently result in an adjustment of the historical or production costs of the asset to which the liability refers.

This interpretation must be applied to financial statements for business years beginning on or after 1 September 2004. According to present circumstances this will not have an effect on future consolidated financial statements of the Group.

IFRIC 2: Members' Shares in Cooperative Entities and Similar Instruments:

This interpretation, which must be applied to financial statements for business years beginning on or after 1 January 2005, governs the presentation of shares in cooperative entities and similar instruments. It does not apply to the Group.

IFRIC 3: Emission Rights:

This interpretation deals with the treatment of emission rights that are granted by government bodies against or without compensation. These rights must be entered in the balance sheet according to IAS 38. If the compensation for the granting of rights does not correspond to the attributable value of the rights, the difference is a government grant that must be shown according to IAS 20. The obligation to retire a number of rights, usually evidenced by certificates, corresponding to the actual emissions, is stated at the market value of the required certificates. This interpretation must be applied to business years beginning on or after 1 March 2005. This will apply to the Group. Although it is difficult to assess the effects of this interpretation, the Management Board does not expect this to have any major effect on future consolidated financial statements.

IFRIC 4: Determining Whether an Arrangement Contains a Lease:

This interpretation governs the presentation of agreements that do not have the legal form of a leasing contract but grant rights of use against an appropriate consideration. This must be applied to financial statements for business years beginning on or after 1 January 2006. Given current circumstances it should not have any major effect on the Group.

IFRIC 5: Rights to Interest Arising from Decommissioning, Restoration and Environmental Funds:

This interpretation governs the presentation of claims against funds that refund the costs for the closure of plants and/or their restoration. It must be applied to financial statements for business years beginning on or after 1 January 2006. Given current circumstances it should not have any major effect on the Group.

Note 4

Segment Reporting

In the internal reporting to management the Lenzing Group is shown to have the following business sectors:

Fibers:

The fiber sector comprises the business units textile fibers, nonwoven fibers, pulp and energy, as well as coupled products and timber trading. It constitutes the core business of the Lenzing Group.

Systems Construction and Engineering:

The business unit systems construction and engineering is the center of technical competence of the Lenzing Group and consists of three divisions:

- fiber and pulp technologies
- systems construction and automation
- mechatronics

Plastics:

The business unit plastics produces special products in the field of plastics for further processing operators.

Paper:

The business unit paper produces posters, envelopes and recycling papers.

2004	Fibers	Paper	Plastics	Systems Construction and Engineering	Others	Consolidation	Consolidated
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Sales to external customers	692,032	59,037	76,303	43,047	642	0	871,061
Internal sales	8,957	0	1,554	45,120	1,309	-56,940	0
Total sales	**700,989**	**59,037**	**77,857**	**88,167**	**1,951**	**-56,940**	**871,061**
Segment result (EBIT)	92,261	-1,551	10,082	9,655	186	-6,290	104,343
Amortization/depreciation	57,347	1,451	2,448	922	33	-2,325	59,876
Non-cash expenses (+) income (-) (except amortization/depreciation)	-3,090	0	281	380	21	0	-2,408
Share in the result of associated companies	6,902	0	0	0	0	0	6,902
Book-value of segment assets	776,583	25,774	43,212	28,176	284	-18,735	855,294
Segment liabilities	185,671	2,455	8,311	23,110	583	-7,279	212,851
Investments in property, plant and equipment and intangible assets	130,307	1,418	2,462	1,036	29	-3,269	131,983
Shares in associated companies	9,810	0	0	0	0	0	9,810

2003	Fibers	Paper	Plastics	Systems Construction and Engineering	Others	Consolidation	Consolidated
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Sales to external customers	585,956	56,704	72,043	31,783	694	0	747,180
Internal sales	9,461	0	1,245	52,603	1,354	-64,663	0
Total sales	**595,417**	**56,704**	**73,288**	**84,386**	**2,048**	**-64,663**	**747,180**
Segment result (EBIT)	74,242	1,897	7,696	10,772	376	-5,255	89,728
Amortization/depreciation	47,418	1,443	2,455	814	29	-3,404	48,755
Non-cash expenses (+) income (-) (except amortization/depreciation)	-7,133	0	253	634	24	0	-6,222
Share in the result of the associated company	22	0	0	0	0	0	22
Book-value of segment assets	680,606	25,471	42,197	25,220	222	-20,134	753,582
Segment liabilities	189,761	2,952	8,058	20,223	441	-13,052	208,383
Investments in property, plant and equipment and intangible assets	142,083	1,559	1,641	838	28	-6,931	139,218
Shares in associated companies	1,461	0	0	0	0	0	1,461

Segment assets mainly comprise intangible assets and property, plant and equipment, inventories, accounts receivable and other receivables and assets, except tax receivables. Segment liabilities relate to accounts payable, provisions and other liabilities, except provisions for taxes and tax liabilities. Basically, the prices for supplies between segments are determined on the same basis as for third parties.

Analysis by Region

Sales according to markets, as well as assets and investments, structured according to geographical regions, were as follows:

	Sales		Assets		Investments	
	2004	2003	2004	2003	2004	2003
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
Austria	141,639	122,596	681,187	667,462	52,977	133,635
EU (except Austria)	321,325	292,659	59,116	553	48,974	43
Rest of Europe	72,767	48,403	0	0	0	0
America	32,167	19,550	28,150	0	23,774	0
Asia and rest of world	303,163	263,972	86,841	85,567	6,258	5,540
	871,061	**747,180**	**855,294**	**753,582**	**131,983**	**139,218**

The products of the Group are marketed throughout the world. The production lines for the fiber segment are located in Austria, i.e. at Lenzing. This is the principal plant with an annual capacity of 200,000 t focusing on special fibers such as Modal and nonwovens. In addition, there are the Lyocell production sites at Heiligenkreuz, Austria, with an annual capacity of 40,000 t, in Grimsby, United Kingdom, with an annual capacity of 40,000 t, and in Mobile, USA, with an annual capacity of 40,000 t. A viscose-fiber plant is located in Purwarkarta, Indonesia, with an annual capacity of 150,000 t. It manufactures both for the Indonesian market and for export. The plants in the United Kingdom and in the USA were acquired during the year. In addition, construction of a viscose fiber plant in Nanjing, China, with a planned capacity of 60,000t/year, will begin during the first half of 2005.

The production facilities of the other segments are exclusively located at Lenzing.

Note 5

Sales

The increase in sales of 16.6% to EUR 871,061 thousands is mainly due to a capacity expansion at Lenzing, especially for the Modal and nonwovens products, at Heiligenkreuz where a second production line went into operation, and through the acquisition and first-time consolidation of Tencel. The breakdown of sales according to segments and markets is shown in Note 4.

Note 6

Changes in Inventories of Finished Goods and Work in Progress

This represents the credit/charge required to neutralize the manufacturing costs for products of the Group that were still in stock at the reporting date.

Note 7

Capitalized Cost of Self-Constructed Assets

This represents expenses of the Group that were capitalized as part of the production costs of fixed assets.

Note 8

Other Operating Income

Other operating income comprises:

	2004	2003
	EUR '000	EUR '000
Income from investment grants	3,800	3,722
Contributions by the Austrian Research Promotion Fund as partial funding for research projects	1,346	882
Insurance refunds	1,208	3,029
Income from the cafeteria	1,092	1,144
Income from the disposal of fixed assets	137	192
Other sundry operating income	5,753	8,890
	13,336	17,859

Note 9

Personnel Expenses

Personnel expenses comprise the following items:

	2004	2003
	EUR '000	EUR '000
Wages and salaries	149,671	133,479
Expenses for severance payments	8,449	4,463
Expenses for pension payments	3,598	2,801
Statutory social expenses	35,564	33,248
Voluntary social expenses	3,003	2,507
	200,285	176,498

The increase in the average number of employees by 276 is largely due to the acquisition of the Tencel group in May, which is also reflected in higher labor expenses. On 1 May 2004 collective bargaining agreements for the Austrian sites gave rise to an average increase in labor costs of approximately 2%. Comparable agreements at the subsidiaries led to an increase of 2.5% in the USA, 3.7% in the United Kingdom and 9.5% in Indonesia. Expenses for severance payments comprise expenses for the commitments of Lenzing AG and its Austrian subsidiaries towards its staff members (see Note 29) as well as voluntary severance payments and, in particular, severance payments amounting to EUR 2,975 thousand that were incurred in connection with the restructuring measures of the Tencel group after it was bought by Lenzing AG.

The Lenzing group employed:

Staff	2004	2003
Average	4,763	4,487
on 31 December	4,845	4,523

Note 10

Amortization of Intangible Assets and Depreciation of Property, Plant and Equipment

Amortization of intangible assets and depreciation of property, plant and equipment amounting to EUR 59,876 thousand (2003: EUR 48,755 thousand) comprises normal amortization and depreciation only.

Note 11

Other Operating Expenses

Other operating expenses comprise expenses that cannot be classified, under the "nature of income" method, under a different heading but that relate to operating activities.

	2004	2003
	EUR '000	EUR '000
Freight outward	30,635	28,026
Commissions and public relations/advertising	18,633	13,426
Legal, audit, and consultancy fees	7,642	7,510
Insurances	7,185	6,066
Waste disposal	2,098	1,887
Rentals and leases	1,960	1,933
Foreign currency losses	2,851	10,508
Others	20,692	20,518
	91,696	**89,874**

Note 12

Income from Operations (EBIT)

The increase in income from operations of 16.3% to EUR 104,343 results, on the one hand, from volume increases in the sale of Modal and nonwovens, facilitated by the successful implementation of a capacity-expansion program and, on the other hand, from higher unit selling prices on the markets in Asia, which offset – at least in part – the higher raw-material costs, in particular on the markets in Asia.

In 2004 research and development costs amounted to EUR 17,007 thousand (2003: EUR 15,637 thousand) and are included under income from operations.

Note 13

Result from Investments in Associates

This comprises:

	2004	2003
	EUR '000	EUR '000
Share in the current result of associated companies	895	22
Additional amount by that the value attributable to the acquired share in the net assets of associated companies exceeds acquisition costs	6,007	0
	6,902	**22**

Note 14

Other Financial Income and Expenses

	2004	2003
	EUR '000	EUR '000
Income from financial assets	623	856
Other interest and similar income	1,587	2,566
Income from the disposal of and write-ups to financial assets and investments held as current assets	673	187
Financial income	**2,883**	**3,609**
Expenses for financial assets and investments held as current assets	-166	-473
Interest and similar expenses	-9,762	-8,324
Financial expenses	**-9,928**	**-8,797**
Financial result	**-7,045**	**-5,188**

Note 15

Taxes on Income

This includes both the current and deferred income-tax charge for the year. The charge for the current year comprises:

	2004	2003
	EUR '000	EUR '000
Corporate income taxes:		
Charge for the current year	25,433	12,773
Charge for the previous years	1,706	-721
	27,139	**12,052**
Deferred taxes		
Charge for the current year	5,837	12,787
Tax losses utilized and for which no tax asset had been set up	-3,141	-4,267
Losses incurred during the business year and for which no deferred tax asset was set up	2,256	248
Effect of change in tax rate	-5,900	0
	-948	**8,768**
	26,191	**20,820**

The expected tax charge calculated with the statutory income tax rate can be reconciled with the actual tax charge as follows:

	2004	2003
	EUR '000	EUR '000
Result before taxation	104,200	84,562
Tax charge calculated at the Austrian tax rate (34%)	35,428	28,751
Non-taxable income and tax allowances (especially research allowance)	-1,515	-1,796
Non-deductible expenses and withholding taxes	136	544
Result from investments in associated companies	-2,347	-8
Amortization of investments	0	-1,810
Effect of reduction of income tax rate from 34% to 25%	-5,900	0
Differences in tax rates	-433	-121
Tax expenses/income relating to previous periods	1,706	-721
Changes in tax losses and other temporary differences that did not give rise to a deferred tax asset	-884	-4,019
Actual tax expenses	**26,191**	**20,820**

As at 31 December 2004 the Tencel group has tax losses available for future off-sets amounting to EUR 44,190 thousand. No deferred tax asset was set up for a significant portion of this loss (EUR 42,221 thousand). The losses may be carried forward against future profits without any restriction on time.

Note 16

Earnings per Share

Earnings per share are calculated as follows:

	2004	2003
Share of Lenzing AG shareholders in the net income (in EUR '000)	68,146	58,797
Number of shares	3,675,000	3,675,000
Earnings per share in EUR	**18.54**	**16.00**

Note 17

Intangible Assets

Please refer to Annex 1 for a breakdown of the intangible assets and their development during the year.

The total carrying amount for "concessions, industrial property rights, licenses and similar rights" of EUR 8,586 thousand as at 31 December 2004 (31 December 2003: EUR 10,295 thousand) includes EUR 5,124 thousand (31 December 2003: EUR 5,629 thousand) for items generated internally.

Note 18

Property, Plant and Equipment

Please refer to Annex 1 for a breakdown of the property, plant and equipment and their development during the year.

Operating Leases

There are commitments for leasing, rental and lease agreements relating to property, plant and equipment that are not shown in the balance sheet. The operating expenses for 2004 include leasing and rental expenses amounting to EUR 2,261 thousand (2003: EUR 553 thousand).

Future minimum lease payments for the non-cancelable term of these leases relate to IT equipment, vehicles and office premises and, allocated to the period in that payment is due, amount to:

	2004	2003
	EUR '000	EUR '000
In the following year	1,317	439
In the following 2-5 years	2,392	187
Thereafter	58	0
Total	3,767	626

The plant in Mobile is a leased object and is therefore not the civil-law property of the Group. The Group may therefore sell, pledge or dispose of the plant only with the approval of the lessor.

In addition, mortgages on plant, property and equipment exist for loans taken out by the Group. Please refer to Note 27 for details.

Capital commitments from open orders for the supply of property, plant and equipment amounted to EUR 9,975 thousand as at 31 December 2004 (31 December 2003: 9,653 thousand).

Note 19

Investments in Associates

Investments in the following companies are valued in accordance with the equity method in the consolidated financial statements:

	31/12/2004	31/12/2003
	EUR '000	EUR '000
WWE – Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H., Austria	750	758
Equi-Fibres BeteiligungsgmbH, Krefeld, Germany	7,700	0
RVL – Reststoffverwertung Lenzing GmbH, Austria	33	29
LKF – Tekstil Boya Sanayi Ve Tikaret A.S., Turkey	1,327	674
	9,810	1,461

Equi-Fibres BeteiligungsgmbH was fully consolidated in the consolidated financial statements as at 31 December 2003. As the share held by Lenzing AG decreased to 35% after an increase in capital, the company is now accounted for under the equity method.

The Group's share in the result of these companies is shown in the "Development of Fixed Assets" (Annex 1) as either a write-up or a write-down.

Note 20

Other Financial Assets

Please refer to Annex 1 for a breakdown of the financial assets and their development.

Investments held as fixed assets

The securities are stated at market prices.

2004	Carrying amount	Market value	Average actual interest	Income during the year
	EUR '000	EUR '000	in %	EUR '000
Government bonds	14,269	14,269		
Bonds by other issuers and other securities	3,961	3,961		
	18,230	18,230	6%	1,140

2003	Carrying amount	Market value	Average actual interest	Income during the business year
	EUR '000	EUR '000	in %	EUR '000
Government bonds	10,771	10,771		
Bonds by other issuers and other securities	7,956	7,956		
	18,727	18,727	3%	600

The securities were valued individually in order to determine exchange-rate gains and losses.

Loans, which are also shown under this heading, comprise:

	2004	2003
	EUR '000	EUR '000
Loans to associated companies	107	548
Loans to third parties	1,090	579
	1,197	1,127

Note 21

Other Non-Current Assets

The share held in a non-profit housing society (EUR 1,150 thousand) and other long-term receivables are shown under this heading.

Note 22

Inventories

	2004	2003
	EUR '000	EUR '000
Raw materials and supplies	59,652	44,208
Work in progress	12,637	10,961
Finished goods and goods held for resale	44,401	27,618
Services rendered, not yet chargeable	85	47
Prepayments made	83	693
	116,858	83,527

Raw materials and supplies mainly comprise beech wood for pulp production, chemicals as well as miscellaneous sundry supplies and spare parts.

Finished goods and work in progress as well as services rendered, not yet chargeable comprise Viscose and Lyocell fibers, sodium sulfate, acetic acid, furfural, paper and plastic products and products of Lenzing Technik.

Note 23

Trade Receivables, Other Receivables and Assets

As at 31 December 2004 there were valuation allowances for doubtful accounts receivable amounting to of EUR 5,826 thousand (31 December 2003: EUR 4,536 thousand). Accounts receivable amounting to EUR 22,703 thousand (31 December 2003: EUR 54,794 thousand) were pledged as collateral for liabilities.

Note 24

Investments

Investments held as current assets represent investments that are readily available for sale. They are stated at the fair value as at 31 December and comprise:

31/12/2004	Market value	Average yield
	EUR '000	
Bonds	1,883	5.6%

31/12/2003	Market value	Average yield
	EUR '000	Rendite
Bonds	650	2.3%

The securities were valued individually in order to determine exchange-rate gains and losses.

Note 25

Equity

Common stock

The common stock of Lenzing AG comprises 3,675,000 shares with all shares holding equal voting rights.

The capital reserve is a committed reserve of Lenzing AG that may only be used to offset accumulated losses of Lenzing AG.

Retained earnings

Retained earnings comprise:

	EUR '000
Revenue reserve of Lenzing AG	172,479
Accumulated profits of Lenzing AG	29,413
Retained earnings of the subsidiaries including the effects of adjusting the financial statements of Lenzing AG and its subsidiaries from local GAAP rules to IFRS	126,036
Total	**327,928**

Under Austrian law only the accumulated profits of the holding company are available for distribution to shareholders. As at 31 December 2004 these amounted to EUR 29,413 thousand.

	EUR '000
After transfers to reserves, the profit for 2004 of Lenzing AG amounted to	29,401
Add: accumulated profit brought forward from 2003	12
Accumulated profit as at 31 December 2004	29,413

The Management Board proposes that:

	EUR
A dividend of EUR 8.00 per share be paid; for the 3,675,000 shares this would amount to	29,400,000.00
The balance be carried forward to next year	12,582.21

Share of other shareholders

The share of other shareholders represents the minority interests in the equity of the consolidated subsidiaries. Majority interests are held by third parties in P. T. South Pacific Viscose.

Reconciliation of equity as at 1 January 2003 and 31 December 2003 and of the net income for 2003 as previously reported under US GAAP with the amounts reported under IFRS.

Equity as at 1 January 2003 and 31 December 2003 and the net income for 2003 may be reconciled as follows with the amounts reported in the previously issued consolidated financial statements that were drawn up in accordance with US GAAP.

	Equity 01/01/2003	Net income	Amounts recorded directly under equity	Dividend, Miscellaneous	Equity 31/12/2003
	EUR '000	EUR '000	EUR '000	EUR '000	EUR '000
US GAAP, incl. shares held by other shareholders	**352,036**	**59,501**	**4,496**	**-14,662**	**401,371**
Internally generated intangible assets	6,256	-626	0	0	5,630
Impairment of fixed assets	-27,905	2,270	0	0	-25,635
Reclassification of the investment grant	-14,125	1,487	0	0	-12,638
Recognition of actuarial losses relating to pension and severance commitments	-6,843	41	0	0	-6,802
Changes in companies consolidated in the Group	4,383	5,885	-2,767	0	7,501
Miscellaneous	225	-974	262	-102	-589
Deferred taxation					
on IFRS reconciliations shown above	10,168	-1,194	0	0	8,974
due to different regulatory requirements	-37	-2,648	0	0	-2,685
IFRS	**324,158**	**63,742**	**1,991**	**-14,764**	**375,127**

The reconciling items are described below:

According to IAS 38 internally generated intangible assets must be recognized as assets if they satisfy specific criteria. Under US GAAP the recognition of such an asset is not admissible.

Whereas under US GAAP sustained impairment only arises if the non-discounted cash flow generated by the asset does not cover the carrying amount, IAS 36 requires that the comparison be performed by comparing the net present value of the assets, applying a risk-adjusted interest rate, with the carrying amount of the asset. Based on calculations performed in accordance with IAS 36 certain fixed assets had to be written down accordingly.

The benefit derived from loans granted at favorable interest rates and used for the purchase of fixed assets was reported in the US GAAP financial statements under equity. IAS 20 requires that this benefit be treated as an investment grant and that it, in line with the accounting policies used by the Group, be reported as a liability. The income is recorded over the useful life of the subsidized investments.

When reporting the defined-benefit pension and similar obligations, in particular for severance-payment claims by Austrian staff members in accordance with SFAS 87, actuarial losses had not been included in the provision. The Group utilized the option granted under IFRS 1 and recognized the actuarial losses in the provision as at 1 January 2003 (the transition date).

Changes in the group of consolidated companies relate to P. T. South Pacific Viscose and Wasserreinhaltungsverband Lenzing – Lenzing AG. Whereas, in line with the voting right criteria defined in ARB 51, P. T. South Pacific was not consolidated in the financial statements prepared under US GAAP, the company had to be included in the consolidated financial statements prepared in accordance with IFRS, as Lenzing AG exercises a controlling influence on the management of this company on the basis of various contractual arrangements. The Wasserreinhaltungsverband Lenzing – Lenzing AG, had to be included in the consolidated financial statements prepared in accordance with IFRS as this company was deemed to be a special-purpose entity for water treatment and thus regulated by with SIC 12 "Consolidation – Special Purpose Entities". This would also have been necessary when applying FASB Interpretation No. 46 "Consolidation of Variable Interest Entities"; however, this was not yet applicable at the date when the US GAAP financial statements were prepared.

The tax effect of the differences reported above is shown separately in the reconciliation. Furthermore, under US GAAP the non-taxable investment grants (investment tax grant according to § 108e of the Austrian Income Tax Act) was deemed to be a timing difference and therefore a deferred tax liability was set up on this grant. In accordance with IAS 12 no deferred tax liability need be recorded for such timing differences.

Note 26

Public-Sector Investment Grants

The amount reported under this heading represents primarily grants received from the public sector to promote investments in regions with little economic activity, grants for investments in environmental protection projects and grants paid to promote investments in general, e.g. investment tax grant.

In addition, research projects are also supported, albeit to a lesser degree, both by direct public-sector grants and loans at favorable interest rates, in order to finance such projects.

The conditions linked to these grants were observed so that it is unlikely that any part of the grants will have to be repaid.

Note 27

Bank and Other Loans

Long-term debt with banks and other lenders consists of the following as at 31 December:

2004	Currency	Nominal amount	Carrying amount
		currency '000	EUR '000
Loans	EUR	110,036	110,036
	USD	26,607	19,493
Short-term operating credits*)	EUR	39,836	39,836
	USD	1,000	734
	GBP	4,284	6,067
Bank loans			**176,166**
	EUR	51,207	51,207
	USD	16,329	11,962
Other loans			**63,169**
Total			**239,335**
Short-term portion			42,320
Long-term portion			197,015

2003	Currency	Nominal amount	Carrying amount
		currency '000	EUR '000
Loans	EUR	44,173	44,173
	USD	42,352	33,599
Short-term operating credits *)	EUR	90,057	90,057
Bank loans			**167,829**
	EUR	72.715	72.715
	USD	16.095	12.769
Other loans			**85.484**
Total			**253,313**
Short-term portion			41,115
Long-term portion			212,198

Revolving Credit Arrangements

The terms of these loans under revolving lines of credit are fixed for a definite period of time and are subject to variable interest rates. Please refer to Annex 2 regarding the amounts outstanding, the interest rates and the allocation between short and long-term portions.

Fixed-Term Loans

Please refer to Annex 2 for details regarding the amounts outstanding, interest rates and the short- and long-term portions. Loans due to others comprise mainly loans by the Austrian Research Promotion Fund and the ERP Fund.

The table below shows the long-term securities given for bank loans as at 31 December, whereby the amounts stated represent the lower of the amounts outstanding or the carrying amount of the asset that is provided as collateral.

*) Revolving credit arrangements and current accounts

	2004	2003
	EUR '000	EUR '000
Amounts due to banks	**54,500**	**102,222**
Assignment of receivables	22,703	54,795
Mortgages, movable fixed assets pledged as security	31,797	47,427
Amounts due to other lenders	**1,373**	**2,750**
Mortgages	1,373	2,750

Note 28

Deferred Taxes

In accordance with IAS 12 a deferred tax asset or liability must be set up for all differences between the amounts recognized for tax purposes and amounts reported in the financial statements, with the exception of goodwill, and only then if its amortization has no fiscal implications. The deferred tax asset arising from tax losses carried-forward needs to be evaluated to the extent that the losses will be utilized in future periods.

Deferred tax assets and liabilities are netted out on an entity basis.

Deferred tax assets and liabilities relate to the following balance-sheet positions:

	31/12/2004	31/12/2003
	EUR '000	EUR '000
Deferred tax assets:		
Financial assets	0	3,916
Current assets	474	0
Provisions	6,951	8,604
Investment grants	697	0
Loss carry-forwards	13,061	3,095
	21,183	**15,615**
Valuation allowance	-12,392	-3,094
Total for deferred tax assets	**8,791**	**12,521**
Offset against: deferred tax liabilities	-8,571	-12,521
Deferred tax assets	**220**	**0**
Deferred tax liabilities:		
Intangible assets	552	1,041
Property, plant and equipment	20,345	14,670
Financial assets	565	0
Current assets	0	1,469
Special tax write-downs	2,008	3,308
Investment grants	0	522
Liabilities	5,145	7,650
Total for deferred tax liabilities	**28,615**	**28,660**
Offset against: deferred tax assets	-8,571	-12,521
Deferred tax liabilities	**20,044**	**16,139**

Both as at 31 December 2004 and 31 December 2003 a deferred tax asset was only carried as an asset if it was probable that the entity would generate sufficient profits in future periods as to ensure that the asset will be utilized.

With effect of 1 January 2005 the corporate income tax rate in Austria was reduced from 34% to 25%. This reduction in the tax rate led to a decrease in both the deferred tax liability as at 31 December 2004 and the tax charge in 2004 of approximately EUR 5,900 thousand.

Note 29

Provisions

The Group's provisions comprise:

2004	Balance 01/01	Translation difference	Provisions of subsidiaries acquired in year	Consumption	Reversal	Charge for the year	Balance 31/12
Provision for	**EUR '000**	**EUR '000**	**EUR '000**	**EUR '000**	**EUR '000**	**EUR '000**	**EUR '000**
Deferred taxes	***16,139***	***-568***	***5,225***	***0***	***-752***	***0***	***20,044***
Severance payments	42,082	0	0	-2,621	0	4,599	44,060
Pensions	22,147	-59	1,141	-2,743	0	1,381	21,867
Anniversary bonuses	10,407	0	0	-772	0	1,875	11,510
Impending losses and other business risks	8,047	0	0	-1,409	0	0	6,638
Long-term provisions	**82,683**	**-59**	**1,141**	**-7,545**	**0**	**7,855**	**84,075**
Unconsumed vacations	5,166	-49	628	-5,331	0	5,691	6,105
Other personnel expenses	19,824	-135	802	-19,942	-3	22,799	23,345
Guarantees and warranties	1,187	-58	0	-112	-109	486	1,394
Impending losses and other business risks	0	0	0	0	0	748	748
Others	24,758	-437	2,502	-26,901	-876	17,275	16,321
Short-term provisions	**50,935**	**-679**	**3,932**	**-52,286**	**-988**	**46,999**	**47,913**

Pension Provisions

A defined-contribution pension plan applies to most of the active staff members of Lenzing AG, Lenzing Technik GmbH & Co KG, Lenzing Plastics GmbH & Co KG, and Lenzing Lyocell GmbH. There is also a defined-benefit pension plan that comprises mainly retired staff members.

The defined-benefit pension plan provides pension payments based on the length of service and compensation during the last year of employment. The assumed retirement age of eligible staff members ranges from 58 to 63 years, depending upon gender and position in the company. Mortality probabilities are based on the actuarial tables "AVÖ – P 99 mixed sample". The pension commitments are partly covered by reinsurance contracts, which were stated as pension-plan assets according to IAS 19.

Tencel Inc. operates a defined-benefit pension plan for eligible workers who are in the bargaining unit. They receive a staggered pension payment for every year of service, on the basis of the wages paid during a specific year. The retirement age is 65; however, staff members with 20 service years who have reached the age of 55 are entitled to early retirement.

The defined-benefit pension plan for employees of Tencel Inc. was frozen on 31 December 2003, which means that no new pension claims may be obtained under this pension plan.

The following table shows the development of pension provisions:

	2004	2003
	EUR '000	EUR '000
Net present value of obligation (DBO) as at 01/01	**27,165**	**27,388**
Acquisition of companies	2,983	0
Interest costs	1,480	1,405
Current service costs	208	198
Actuarial losses	81	687
Currency differences	-107	0
Benefits paid	-2,744	-2,513
Net present value of obligation (DBO) as at 31/12	**29,066**	**27,165**
Market value of pension-plan assets as at 01/01	3,759	3,196
Acquisition of companies	1,842	0
Contributions	79	351
Current income from fund assets	452	212
Benefits paid	-80	0
Currency differences	-48	0
Market value of pension-plan assets as at 31/12	**6,004**	**3,759**
Unrecognized actuarial losses		
Balance as at 01/01	**687**	**0**
Accrued actuarial losses for the year	81	687
Balance as at 31/12	**768**	**687**
Prior period service costs		
Balance as at 01/01	**572**	**572**
Charged to the income statement	-145	0
Balance as at 31/12	**427**	**572**
Pension expense for the year		
Interest costs	1,480	1,405
Current service costs	208	198
Prior period service costs	145	0
Expected income from pension-plan assets	-452	-212
	1,381	**1,391**

	2004	2003
	EUR '000	EUR '000
Provision as at 31/12		
Net present value of obligation (DBO)	29,066	27,165
Market value of pension-plan assets	-6,004	-3,759
Underfunding	23,062	23,406
Unrecognized actuarial losses	-768	-687
Prior period service costs	-427	-572
Amounts provided	**21,867**	**22,147**
Development of the provision		
Balance as at 01/01	22,147	23,620
Acquisition of companies	1,141	0
Pension expenses	1,381	1,391
Contributions	-79	-351
Benefits paid	-2,664	-2,513
Currency differences	-59	0
Balance as at 31/12	**21,867**	**22,147**
Actuarial parameters	p.a. in %	p.a. in %
Interest rate		
Austria	5.0	5.0
USA	5.8	-
Indonesia	10.0	10.0
Salary increases		
Austria	2.0-2.5	2.0
USA	3.5-5.8	-
Indonesia	8.0	8.0
Expected fund income		
Austria	5.0	6.0
USA	8.5	-
Deduction for fluctuations		
Austria	0.0	0.0
Indonesia	0.0	0.0
USA	2.0	-

The pension expenses amounting to EUR 1,381 thousand (2003: EUR 1,391 thousand) are stated in the income statement under personnel expenses, namely under expenses for pension payments.

All staff members who are not covered by a defined-benefit pension plan participate in defined-contribution pension plans. The charge for these amounted to EUR 1,249 thousand in 2004 (2003: EUR 1,228 thousand).

Provision for Severance Payments

The provision for severance-payments for staff members of Lenzing AG and its Austrian subsidiaries, which are payable upon commencement of the statutory retirement age, are deemed to constitute a pension-like payment and are therefore calculated in accordance with the provisions of IAS 19.

The following table shows the development of the provision for severance payments:

	2004	2003
	EUR '000	EUR '000
Balance as at 01/01	**42,082**	**40,771**
Interest costs	2,104	2,039
Current service costs	2,495	2,366
Total for expenses	4,599	4,405
Benefits paid	-2,621	-3,094
Balance as at 31/12	**44,060**	**42,082**
Unrecognized actuarial gain/loss	-2,875	1,119
Net present value of obligation (DBO) as at 31/12	**41,185**	**43,201**
Number of eligible persons	2,734	2,873
Actuarial parameters	**p.a. in %**	**p.a. in %**
Interest rate	5.0	5.0
Salary increases	3.0	2.5
Fluctuation rate (depending on length of service with the company)	0.7 bis 9.0	0.0
Unrecognized actuarial gains/losses	**EUR '000**	**EUR '000**
Balance 01/01 – Loss	1,119	0
Gain/loss accrued during the business year	-3,994	1,119
Recognized during the year	0	0
Balance 31/12 – Gain/Loss	-2,875	1,119

The expenses are stated in the income statement under personnel expenses, namely as expenses for severance payments.

No entitlements to severance payments accrue to employees whose employment contracts are governed by Austrian law and commenced employment after 31 December 2002. For these employees contributions amounting to 0.53% of the wages or salary payment must be paid on their behalf into an external fund. In 2004 total contributions thus paid amounted to EUR 121 thousand (2003: EUR 39 thousand)

Provision for Anniversary Bonuses

Pursuant to collective-bargaining agreements, Lenzing AG and its Austrian subsidiaries are required to make anniversary bonus payments to employees who have served for a specific number of years. The provision for anniversary bonuses was measured according to the provisions of IAS 19, i.e. the amounts due at the respective anniversaries are accrued evenly over the service period up to the anniversary and that the amounts attributable to the service period at the valuation date are discounted.

The following table shows the development of the provision for anniversary bonuses:

	2004	2003
	EUR '000	EUR '000
Net present value of obligation (DBO) as at 01/01	10,407	9,808
Interest costs	523	490
Current service costs	584	556
Actuarial losses	768	0
Total for expenses	1,875	1,046
Benefits paid	-772	-447
Net present value of obligation (DBO) as at 31/12	**11,510**	**10,407**
Number of eligible persons	2,628	2,595
Actuarial parameters	**p.a. in %**	**p.a. in %**
Interest rate	5.0	5.0
Salary increases	3.0	2.5
Fluctuation rate (depending on length of service with the company)	0.7 bis 9.0	1.0

Note 30

Commitments and Contingent Liabilities

The following table shows the contingent liabilities and guarantees of the Group as at 31 December:

	2004	2003
	EUR '000	EUR '000
Cumulative assumption of debt in favor of Businesspark Heiligenkreuz GmbH	3,597	3,669
Guarantee of liability for associated companies	8,095	0

"Energie- und Medienzentrale Heiligenkreuz GmbH & Co KG", together with "Businesspark Heiligenkreuz GmbH", guaranteed the repayment of grants received by "Businesspark Heiligenkreuz GmbH" in the event that "Businesspark Heiligenkreuz GmbH" does not meet its obligations.

It is considered unlikely that the Group will be charged under these guarantees.

The Management Board does not believe that there are further commitments that may have a material effect upon the financial performance and earnings of the Group.

Litigation

The Group is subject to various legal actions and claims arising in the ordinary course of business. The Management Board believes that these matters will not have a material adverse effect on the present and future earnings position of the Group.

Note 31

Comments on the Cash-Flow Statement

The cash-flow statement shows how "cash and cash equivalents" changed during the year as the result of cash receipts and payments. Cash and cash equivalents comprise cash in hand, cash at bank as well as investments held as current assets. Cash flows generated by companies in functional currency other than the euro are translated at the average exchange rate for the year.

The net cash from operating activities shows the cash flow from trading transactions performed during the year.

The gross cash flow is calculated as follows:

	2004	2003
	EUR '000	EUR '000
Net income	78,009	63,742
+ Amortization of intangible assets and depreciation of property, plant and equipment	59,876	48,755
financial assets	28	307
- Investment grants credited to income	-3,800	-3,722
- Write-ups of financial assets	-527	-1
- Charge/reversal of long-term provisions	-160	-205
- Gains/+ losses from the sale of intangible assets and property, plant and equipment	1,017	1,236
financial assets	-136	-644
+ Deferred tax charge / – credit	-948	8,768
- Non-cash income from associated companies	-6,444	-7
- Other non-cash income/+ expenses	1,551	-2,295
Gross cash flow	**128,466**	**115,934**

The change in working capital comprises:

	2004	2003
	EUR '000	EUR '000
+ Decrease/- increase in inventories	-23,366	319
+ Decrease/- increase in accounts receivable	-9,277	-7,439
- Decrease/+ increase in accounts payable	-489	18,335
Change in working capital	**-33,132**	**11,215**

Net cash used in investing activities comprises:

	2004	2003
	EUR '000	EUR '000
- Acquisition of non-current assets		
Intangible assets and property, plant and equipment, including company acquisitions	-132,017	-137,990
Financial assets and other non-current assets	-4,114	-10,837
	-136,131	**-148,827**
+ Proceeds from the sale/ redemption of non-current assets		
Intangible assets and property, plant and equipment	821	257
Financial assets	3,788	10,168
	4,609	**10,425**
Net cash used in investing activities	**-131,522**	**-138,402**

The receipts from financing activities comprises:

	2004	2003
	EUR '000	EUR '000
+ Investment grants	12,556	5,279
+ Receipts from short-term loans and credits	6,620	0
+ Receipts from long-term loans and credits	98,289	76,398
Receipts from financing operations	**117,465**	**81,677**

Cash and cash equivalents comprise:

	31/12/2004	31/12/2003
	EUR '000	EUR '000
Cash in hand and cash at bank	57,738	118,791
Investments held as current assets	1,883	650
Total	**59,621**	**119,441**

Cash at banks comprises deposits at call and short-term deposits. The investments held as current assets have a repayment term of less than three months.

The net cash from operating activities includes the following:

	2004	2003
	EUR '000	EUR '000
Interest received	2,009	2,411
Dividends received from associated companies	459	15
Interest paid	8,410	5,710
Corporate income taxes paid	21,069	30,034

Note 32
Related Party Transactions

Related parties (companies and persons) of the Lenzing Group comprise all subsidiaries and associated companies, as well as the members of the management and supervisory board of Lenzing AG. B&C Holding GmbH is also considered a related party on account of its position as majority shareholder of the Group. Other shareholders of Lenzing AG and its subsidiaries are also considered related parties if they are in a position to exercise a significant influence on the strategy of the company

Management fees paid by subsidiaries to other shareholders amounted to EUR 2,773 thousand (2003: EUR 2,279 thousand).

Business transactions with Associated Companies

The main transactions with associated companies are performed on an "arms-length" basis and relate to:

2004	Equi	LKF	RVL
	EUR '000	EUR '000	EUR '000
Sales	576	0	7,490
Deliveries and performances received	0	0	7,490
Other expenses	0	0	47
Accounts receivable	98	107	2
Accounts payable	100	0	0

2003	LKF	RVL
	EUR '000	EUR '000
Sales	0	7,341
Deliveries and performances received	0	7,409
Accounts receivable	548	0

Disclosures relating to the Corporate Bodies of the Group

The severance payments and pension expenses that the Group incurred during the year were as follows:

	Severance payments		Pensions	
	2004	2003	2004	2003
	EUR '000	EUR '000	EUR '000	EUR '000
Member of the Management Board including former members of the Management Board of Lenzing AG	22	41	455	414
Senior staff members	-123	203	82	79
Other staff members	8,550	4,219	3,061	2,308
	8,449	4,463	3,598	2,801

The remuneration paid to members of the Management Board as well as to members of the Supervisory Board in the current year amounted to:

	EUR '000
Active members of the Management Board	1,813
Former members of the Management Board and their dependants	1,594
Members of the Supervisory Board	126

Note 33

Risk Management

The Group is exposed to various financial risks such as risks from foreign-currencies (primarily the US dollar), from changes in interest rates and market values, liquidity, loans and cash flows. Clearly defined, written strategies exist for handling financial risks, which the Board of Management issues and monitors continuously. The objective of risk management is to minimize financial risks. A maximum of risk transparency and information quality is to be achieved by means of a precise and up-to-date presentation and quantification of all risk categories.

Foreign-Currency Risk

The companies of the Group have receivables, liabilities and balances with banks in foreign currencies; all of these result from their operating activities.

The Lenzing Group uses derivative financial instruments, namely foreign-currency futures and currency options, as a hedge against the resulting currency risks.

Interest-Rate Risks

Lenzing AG is subject to exposure from changes in interest rates affecting its financing, investing and cash-management activities. The Company has fixed-interest-bearing securities and borrowings with a carrying amount of a value close to the market value and/or the attributable fair value amounting to EUR 19,427 thousand (see Note 20). The value of these asset items is subject to fluctuations depending on the development of the market interest rate.

The Group also has fixed-interest-bearing liabilities vis-à-vis banks and other lenders that amounted, in total, to EUR 21,551 thousand as at 31 December 2004 (see Annex 2). The attributable fair value of these liabilities is subject to fluctuations depending on the development of the market interest rate. As at 31 December 2004 they amounted to approximately EUR 21,848 thousand.

Liquidity Risk

Liquidity risk is defined as the risk of being able to obtain money funds at any time, in order to pay liabilities incurred. The corporate guidelines require uniform and forward-looking planning for liquidity throughout the Group. All Group data is consolidated in a one-year, as well as in a medium-term four-year plan. As at 31 December 2004 the Group had at its disposal open credit lines, with written documentation, amounting to EUR 216,340 thousand (2003: EUR 142,343 thousand), in order to finance the necessary operating resources, as well as to bridge any possible cyclical lows. The derivative financial instruments are used exclusively for hedging purposes. The resulting commitments are therefore covered by hedged transactions.

Credit Risk

Credit risk describes the risk of asset losses that may arise when individual business partners do not comply with their contractual obligations. The risk of financial standing, which always exists in mainstay business operations, is largely hedged by means of credit insurance and bank collaterals (guarantees, letters of credit).

The maximum credit risk amounts to the carrying amount of the monetary assets, i.e. the borrowings (EUR 1,197 thousand), the bonds held as fixed and current assets (EUR 20,113 thousand), the receivables (EUR 155,127 thousand) and the debit balances with banks (EUR 57,738 thousand). In addition, the Group has also assumed liability for other companies amounting to EUR 11,692 thousand, of which EUR 8,095 thousand relate to associated companies. The company will be charged in the event that these companies do not comply with their commitments.

Cash-Flow Risks

The Group's policy is to secure the cash-flow risk of expected future transactions in foreign currencies by futures contracts and futures options. These hedging transactions make sure that changes in exchange rates do not affect the payment flows resulting from transactions in foreign currencies and translated into euro.

Liabilities at variable interest rates towards banks and other lenders amounting to EUR 217,783 thousand as at 31 December 2004, lead to fluctuations in the payment flows connected to these liabilities, i.e. interest costs, whenever there are changes in the market interest rate.

Note 34

Financial Instruments

a) Primary financial instruments

The market value of the liquid funds and the investments held as fixed assets and current assets corresponds to the carrying amount. The carring amount of loans corresponds approximately to the market value.

The market value of receivables also corresponds roughly to the carrying amount, as their term is short and the risk of non-payment was covered by corresponding provisions.

The carrying amount of short and long-term liabilities to banks and other lenders amounted to EUR 239,334 thousand as at 31 December 2004 (31 December 2003: EUR 253,313 thousand), which compares to a market value of as at 31 December 2004 of EUR 239,631 thousand (31 December 2003: 257,275 thousand). The market value of other liabilities corresponds to their carrying amount on account of their short terms.

b) Derivative financial instruments

The exchange-rate risk in connection with items in foreign currencies and in connection with expected future transactions of companies with a functional currency other than the euro, i.e. British pounds or US dollars, is mostly secured by means of currency contracts and currency options. These are stated at their market value.

Fair-Value Hedges

Similar to currency gains and/or losses relating to secured items, the gains and/or losses from fair-value hedges are also shown in the operating result. On the reporting dates the nominal values and market values of these hedging instruments comprised the following:

Type of derivative financial instrument	as at 31 December 2004		as at 31 December 2003	
	Nominal value	Gains (+) / Losses (-)	Nominal value	Gains (+) / Losses (-)
Functional currency/Foreign currency	in functional/foreign currency ('000)	in EUR '000	in foreign currency ('000)	in EUR '000
Currency futures				
EUR purchase/USD sale	9,841.0	784.5	13,300.0	1,098.0
EUR sale/USD purchase	188.5	-17.4	884.0	-63.2
EUR purchase/CHF sale	305.0	1.2	0.0	0.0
EUR purchase/GBP sale	160.0	1.5	70.0	9.7
EUR purchase/SEK sale	1,200.0	-0.3	0.0	0.0
GBP purchase/EUR sale	431.9	-8.2	0.0	0.0
GBP purchase/JPY sale	17,735.9	-0.4	0.0	0.0
GBP purchase/USD sale	775.9	-21.3	0.0	0.0
USD purchase/EUR sale	1,086.0	-103.1	0.0	0.0
USD purchase/JPY sale	35,326.1	-7.7	0.0	0.0
Total		**628.8**		**1,044.5**
Options				
EUR purchase/USD sale	10,700.0	1,078.5	0.0	0.0
Total		**1,078.5**		**0.0**

Cash-Flow Hedges

For companies with the same functional currency the respective net exposure in foreign currencies for the next business year is determined in the course of preparing the budget. Purchases in a specific foreign currency, on the one hand, and sales in a specific foreign currency, on the other hand, are always grouped together. The budgeted net exposure for the 2005 business year was secured to approximately 80% as at 31 December 2004 and comprises terms of up to 15 months.

Gains and/or losses from measuring cash-flow hedges are accounted directly under equity and restated in the operating result whenever the secured transaction has an effect on the result.

The market value of the open cash-flow hedges, stated directly under equity, amounted to EUR 6,092 thousand as at 31 December 2004 and to EUR 4,439 thousand as at 31 December 2004.

On the reporting dates the nominal values and the market values of these hedging instruments comprised the following:

Type of derivative financial instrument	as at 31 December 2004		as at 31 December 2003	
	Nominal value	Gains (+)/Losses (-)	Nominal value	Gains (+)/Losses (-)
Functional currency/Foreign currency	in functional/foreign currency ('000)	in EUR '000	in functional/foreign currency ('000)	in EUR '000
Currency futures				
EUR purchase/USD sale	52,059.0	2,846.0	50,700.0	2,492.9
EUR purchase/CHF sale	0.0	0.0	7,210.0	23.6
EUR purchase/GBP sale	1,750.0	46.9	1,285.0	8.6
EUR purchase/SEK sale	6,380.0	-7.3	3,550.0	-0.8
GBP purchase/EUR sale	10,000.0	-210.2	0.0	0.0
GBP purchase/JPY sale	330,000.0	2.7	0.0	0.0
USD purchase/EUR sale	1,410.0	-130.0	0.0	0.0
USD purchase/JPY sale	234,000.0	-123.6	0.0	0.0
Total		**2,424.5**		**2,524.3**
Options				
EUR purchase/USD sale	49,000.0	3,111.9	38,100.0	1,968.8
EUR purchase/CHF sale	10,200.0	-59.3	0.0	0.0
GBP purchase/USD sale	13,000.0	615.4	0.0	0.0
Total		**3,668.0**		**1,968.8**

Note 35

Direct and Indirect Investments of Lenzing AG as at 31 December 2004

Investment	Currency	Share/Limited liability capital	Share in %
Fully consolidated companies:			
BZL-Bildungszentrum Lenzing GmbH, Lenzing, Austria	EUR	43,604	75.00
Energie- und Medienzentrale Heiligenkreuz GmbH, Heiligenkreuz (formerly Kilo Holding GmbH, Vienna), Austria	EUR	72,673	100.00
Energie- und Medienzentrale Heiligenkreuz GmbH & Co KG, Heiligenkreuz, Austria	EUR	35,000	100.00
LENO Electronics GmbH, Schörfling, Austria	EUR	36,000	55.00
LENO Electronics GmbH & Co KG Schörfling, Austria	EUR	50,000	55.00
Lenzing Beteiligungs GmbH, Lenzing, Austria	EUR	35,000	100.00
Lenzing Deutschland Syncell GmbH, Ditzingen, Germany	EUR	130,000	100.00
Lenzing Fibers (Shanghai) Co., Ltd., Shanghai, China	USD	200,000	100.00
Lenzing Lyocell GmbH, Heiligenkreuz, Austria	EUR	363,364	100.00
Lenzing Plastics GmbH, Lenzing, Austria	EUR	35,000	100.00
Lenzing Plastics GmbH & Co KG, Lenzing, Austria	EUR	3,500	100.00
Lenzing Technik GmbH, Lenzing, Austria	EUR	35,000	100.00
Lenzing Technik GmbH & Co KG, Lenzing, Austria	EUR	3,500	100.00
Lyocell Holding Ltd., Derby, United Kingdom	GBP	1,000	100.00
P.T. South Pacific Viscose, Purwakarta, Indonesia	IDR	72,500,000,000	41.98
Pulp Trading GmbH, Lenzing, Austria	EUR	40,000	100.00
Tencel Asia Ltd., Hong Kong	HKD	16,000,000	100.00
Tencel Holding Ltd., Derby, United Kingdom	GBP	1	100.00
Tencel Japan Ltd., Tokyo, Japan	JPY	30,000,000	100.00
Tencel Holding Overseas Ltd., Jersey, Channel Islands	GBP	1,001	100.00
Tencel Inc., New York, USA	USD	10	100.00
Tencel Ltd., Derby, United Kingdom	GBP	130,233,265	100.00
Wasserreinhaltungsverband Lenzing- Lenzing AG, Lenzing, Austria			50.00
Others	EUR	142,673	100.00
Companies reported at equity:			
RVL Reststoffverwertung Lenzing GmbH, Lenzing, Austria	EUR	36,336	50.00
WWE Wohn- und Wirtschaftspark Entwicklungsgesellschaft m.b.H., St. Pölten, Austria	EUR	36,336	25.00
Equi-Fibres BeteiligungsgmbH, Krefeld, Germany	EUR	2,000,000	35.00
L.K.F. Tekstil Boya Sanayi Ve Ticaret Anonim Sirketi, Istanbul, Turkey	TRL	5,550,000,000,000	33.34

Note 36

Corporate Bodies

Members of the Supervisory Board

Karl Schmutzer, Vienna
Chairman

Walter Lederer, Vienna
Deputy Chairman

Horst Bednar, Vienna

Hermann Bell, Linz

Veit Sorger, Vienna
(as from 4 June 2004)

Franz Zwickl, Vienna

Works Council Representatives:

Rudolf Baldinger
Chairman of the Company's Works Committee
Chairman of the Blue-Collar Workers' Council

Helmut Maderthaner
Deputy Chairman of the Company's Works Committee
Chairman of the White-Collar Workers' Council

Johann Schernberger
Deputy Chairman of the Blue-Collar Workers' Council

Members of the Management Board:

Thomas Fahnemann
Chairman of the Management Board

Christian Reisinger

Peter Untersperger

Franz Raninger (until 31 March 2004)

Lenzing, 16 March 2005

The Management Board:

m.p. Thomas Fahnemann

m.p. Christian Reisinger

m.p. Peter Untersperger

Independent Auditors' Report

To the
Members of the Supervisory Board and
the Shareholders of Lenzing Aktiengesellschaft, Lenzing

We have audited the attached consolidated financial statements of Lenzing Aktiengesellschaft comprising the consolidated balance sheet as at 31 December 2004, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash-flow statement for the business year ended as at 31 December 2004. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing (ISA) of the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the financial performance of Lenzing Aktiengesellschaft and its subsidiaries as at 31 December 2004, as well as the earnings position and the payment flows for the business year ended as at 31 December 2004 in compliance with International Financial Reporting Standards (IFRS), with the exception that the disclosure requirements required under IFRS 3 (Business Combinations) and IAS 7 (Cash-Flow Statements) in respect of companies acquired during the year and the disclosure requirements required under IFRS 36 (Impairment of Assets) and IFRS 1 (First-Time Adoption of International Financial Reporting Standards) relating to impairment charges made in the transitional balance sheet as at 1 January 2003 were omitted from these financial statements.

Vienna, 17 March 2005

Österreichische Wirtschaftsberatung GmbH
Chartered Accountants and Tax Consultants

m.p. Erich Kandler
Chartered Accountant
and Tax Consultant, CPA

m.p. Leopold Fischl
Chartered Accountant
and Tax Consultant

Deloitte
& Touche

Development of Fixed Assets

EUR	as at 01/01/2004	Currency translation adjustment	Acquisition of business	Additions 2004
Development of intangible assets				
1. Concessions, industrial property rights and similar rights	28,463,419	-31,424	0	997,721
of these: internally generated	12,146,118	0	0	588,671
2. Goodwill	0	0	3,687,125	0
Total for intangible assets	**28,463,419**	**-31,424**	**3,687,125**	**997,721**
Development of property, plant and equipment				
1. Land and buildings	187,939,324	-1,792,406	13,595,026	3,015,000
2. Plant and machinery, fixtures, fittings and other assets	1,033,892,078	-9,928,675	53,769,871	47,555,072
3. Prepayments and work under construction	71,554,453	-338,289	0	9,362,927
Total for property, plant and equipment	**1,293,385,855**	**-12,059,370**	**67,364,897**	**59,932,999**
Development of financial assets				
1. Investments in associates	1,422,299	0	0	1,427,007
2. Loans	1,649,291	0	0	204,318
3. Investments held as fixed assets	47,613,984	-13,476	0	2,490,876
Total for financial assets	**50,685,574**	**-13,476**	**0**	**4,122,201**

Annex 1

Disposals 2004	Reclassifications 2004	Historical cost as at 31/12/2004	Accumulated amortization/ depreciation	Carrying amount as at 31/12/2004	Carrying amount as at 31/12/2003	Amortization, depreciation, write-down, Write-up = W 2004	
1,452,237	170	27,977,649	19,391,873	8,585,776	10,294,728	2,052,155	
789,718	0	11,945,071	6,821,352	5,123,719	5,629,398	726,919	
0	0	3,687,125	0	3,687,125	0	0	
1,452,237	**170**	**31,664,774**	**19,391,873**	**12,272,901**	**10,294,728**	**2,052,155**	
179,186	2,047,839	204,625,597	115,448,265	89,177,332	77,866,458	5,774,377	
7,747,143	70,372,570	1,187,913,773	713,914,237	473,999,536	367,434,196	52,049,306	
20,783	-72,882,121	7,676,187	0	7,676,187	65,135,729	0	
7,947,112	**-461,712**	**1,400,215,557**	**829,362,502**	**570,853,055**	**510,436,383**	**57,823,683**	
0	480,580	3,329,886	-6,480,517	9,810,403	1,460,651	8,041	
						6,451,628	W
97,861	-12,949	1,742,799	545,407	1,197,392	1,127,003	26,777	
						6,860	W
3,632,810	0	46,458,574	28,228,885	18,229,689	18,726,985	888	
						520,048	W
3,730,671	**467,631**	**51,531,259**	**22,293,775**	**29,237,484**	**21,314,639**	**35,706**	
						6,978,536	**W**

Long-Term Debt

Bank and other loans

Lender	Balance as at 31 December		Effective interest rate
	2004	2003	2004
	EUR	EUR	%
Bank loans			
1. Revolving credit arrangements			
Variable interest rate			
Bank Austria Creditanstalt AG, Vienna	14,000,000	44,000,000	2.43
Raiffeisenzentralbank, Vienna	15,000,000	15,000,000	2.85
Raiffeisenlandesbank Oberösterreich, Linz	0	15,000,000	0.00
Oberbank AG, Lenzing	1,418,440	0	5.61
Bank Austria Creditanstalt AG, Vienna	733,945	0	3.46
Bank Austria Creditanstalt AG, Vienna	7,200,000	3,924,333	2.84
Bank Austria Creditanstalt AG, Vienna	3,633,000	3,633,000	2.21
Oberbank AG, Lenzing	0	8,500,000	0.00
Barclays Bank, London	4,648,306	0	5.75
Current accounts	3,391	75	7.00
	46,637,082	**90,057,408**	
Less: short-term portion	-5,385,642	-75	
	41,251,440	**90,057,333**	
2. Fixed-term loans			
a) Fixed interest rate			
Bank Austria Creditanstalt AG, Vienna	742,947	1,001,662	4.00
Österreichische Investitionskredit AG, Vienna	273,735	547,469	2.68
GE Capital Bank, Vienna	19,932	0	5.06
Bank Austria Creditanstalt AG, Vienna	6,895,579	7,187,485	9.04
Erste Bank der österreichischen Sparkassen AG, Vienna	7,429,849	7,773,757	7.80
	15,362,042	**16,510,373**	
Less: short-term portion	-2,300,027	-3,101,997	
	13,062,015	**13,408,376**	

Annex 2/1

Security given	Repayment terms	Next interest adjustment
Pledge of receivables of Lenzing AG	payable upon maturity 30/06/2008	31/03/2005
	payable upon maturity 31/07/2009	03/01/2005
	payable upon maturity 31/08/2008	
	payable upon maturity 31/03/2008	06/05/2005
	payable upon maturity 21/01/2005	14/01/2005
Pledge of receivables of Lenzing Lyocell GmbH	payable upon maturity 30/11/2007	13/06/2005
Pledge of receivables of Lenzing Lyocell GmbH	payable upon maturity 30/11/2007	31/03/2005
Assignment of receivables of Lenzing Plastics GmbH & Co KG	payable upon maturity 30/06/2005	
	payable upon maturity 01/06/2005	01/06/2005
	terminable at call	
90% Guarantee of Austria Wirtschaftsservice GmbH (previously FGG)	semi-annual	
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31/03/2003; semi-annual	
	monthly	
	semi-annual	
Guarantee given by Bank Austria Creditanstalt AG	semi-annual	

Long-Term Debt

Bank and other loans

Lender	Balance as at 31 December		Effective interest rate
	2004	2003	2004
	EUR	EUR	%
Bank loans			
b) Variable interest rate			
Bank Austria Creditanstalt AG, Vienna	4,152,310	4,152,310	3.94
Bank Austria Creditanstalt AG, Vienna	3,068,611	3,540,984	2.78
Bank Austria Creditanstalt AG, Vienna	0	678,280	0.00
Bank Austria Creditanstalt AG, Vienna	0	145,346	0.00
Raiffeisenlandesbank Oberösterreich, Linz	508,710	847,850	0.00
Bank Austria Creditanstalt AG, Vienna	833,333	1,000,000	0.00
Bank Austria Creditanstalt AG, Vienna	190,000	190,000	0.00
Bank Austria Creditanstalt AG, Vienna	200,000	200,000	0.00
Raiffeisenlandesbank Oberösterreich, Linz	850,000	850,000	0.42
Oberbank AG, Lenzing	0	3,600,000	2.58
Bank Austria Creditanstalt AG, Vienna	71,500,000	0	3.03
Österreichische Investitionskredit AG, Vienna	640,000	0	0.36
Allgemeine Sparkasse OÖ AG, Linz	5,300,000	0	1.00
Bank Austria Creditanstalt AG, Vienna	218,019	363,364	0.00
EB und Hypo – Bank Burgenland AG, Eisenstadt	7,212,779	12,093,971	2.91
International Finance Corporation, Washington DC	0	2,046,807	0.00
International Finance Corporation, Washington DC	9,157,509	12,395,875	5.50
International Finance Corporation, Washington DC	6,410,254	11,569,481	5.25
Deutsche Investitions- und Entwicklungs GmbH, Cologne	3,574,344	4,562,650	9.63
Deutsche Bank AG, Singapore	0	1,675,922	0.00
The Hongkong and Shanghai Banking Corporation, Jakarta	0	1,348,671	0.00
Regions Bank, Mobile (Alabama)	350,183	0	4.75
	114,166,052	**61,261,511**	
Less: short-term portion	-18,388,001	-22,724,827	
	95,778,051	**38,536,684**	
Bank loans	**176,165,176**	**167,829,292**	
Less: short-term portion	-26,073,670	-25,826,899	
Long-term bank loans	**150,091,506**	**142,002,393**	

Annex 2/2

Security given	Repayment terms	Next interest adjustment
Mortgage of EUR 6,500 thousand on real estate EZ 167, KG Lenzing	payable upon maturity 31/12/2005	31/03/2005
90% Guarantee of Austria Wirtschaftsservice GmbH (previously FGG)	semi-annual	30/06/2005
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 30/06/2002; semi-annual	
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 30/06/2002; semi-annual	
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31/12/2003; semi-annual	31/03/2005
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31/12/2004; semi-annual	31/03/2005
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31/03/2005; semi-annual	31/03/2005
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 30/06/2005; semi-annual	31/03/2005
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31/03/2006, semi-annual	31/03/2005
Bill of exchange given as security, incl. dedication statement	payable upon maturity 30/09/2004	
	1st instalment due on 31/01/2006; remainder payable upon maturity 30/06/2009	31/03/2005
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 31/03/2007, semi-annual	31/03/2005
	1st instalment due on 01/07/2007; semi-annual	01/07/2007
The Research Promotion Fund assumes a guarantee in accordance with § 1357 of the Austrian Civil Law Code	1st instalment due on 30/09/2003; semi-annual	31/03/2005
Ownership of machinery by way of security	1st instalment due on 30/06/2003; semi-annual	01/07/2005
Mortgage over the corporate land and other immovable properties and fiduciary transfer of rights over the corporate equipment and other movable properties	semi-annual	
Mortgage over the corporate land and other immovable properties and fiduciary transfer of rights over the corporate equipment and other movable properties	semi-annual	30/06/2005
Mortgage over the corporate land and other immovable properties and fiduciary transfer of rights over the corporate equipment and other movable properties	semi-annual	30/06/2005
Mortgage over the corporate land and other immovable properties and fiduciary transfer of rights over the corporate equipment and other movable properties	semi-annual	30/06/2005
	semi-annual (early redemption in 2004)	
	semi-annual (early redemption in 2004)	
	monthly	31/01/2005

Long-Term Debt

Bank and other loans

Lender	Balance as at 31 December		Effective interest rate
	2004	2003	2004
	EUR	EUR	%
Other loans			
Fixed-term loans			
a) Fixed interest rate			
Bank Austria Creditanstalt AG, Vienna			
ERP loan KZE No. 1901.0024/92	1,498,109	2,019,900	4.00
Bausparkasse Wüstenrot AG, Salzburg	6,514	17,903	6.00
Research Promotion Fund, Vienna	4,684,066	4,569,284	2.00-3.00
	6,188,689	**6,607,087**	
Less: short-term portion	-2,164,007	-1,667,767	
	4,024,682	**4,939,320**	
b) Variable interest rate			
Bank Austria Creditanstalt AG, Vienna			
ERP loan KZE No. 6901.0067/93	2,460,266	2,838,892	2.78
ERP loan KZE No. 6001.0176/96	1,366,249	2,732,499	4.00
ERP loan KZE No. 6301.0015/97	8,478,449	10,174,197	4.00
EB und Hypo – Bank Burgenland AG, Eisenstadt			
ERP loan No. 910-258-026/65	9,084,104	11,991,018	4.00
ERP loan No. 910-158-026/66	17,441,480	21,801,850	4.00
Oberbank AG, Linz			
ERP loan KZE No. 6001.0198/97	2,180,185	3,633,642	4.00
ERP loan KZE No. 6001.0230/98	2,906,913	4,360,370	3.50
ERP loan KZE No. 6001.0279/01	725,000	725,000	1.50
Other loans			
Loans by other shareholders (of subsidiaries of Lenzing AG)	12,337,577	12,939,557	
WIBAG – dormant contribution	0	7,679,249	
	56,980,223	**78,876,274**	
Less: short-term portion	-14,081,775	-13,619,664	
	42,898,448	**65,256,610**	
Other loans	**63,168,912**	**85,483,361**	
Less: short-term portion	-16,245,782	-15,287,431	
Other loans	**46,923,130**	**70,195,930**	
Long-term debt	**239,334,088**	**253,312,653**	
Less: short-term portion	-42,319,452	-41,114,330	
Long-term debt	**197,014,636**	**212,198,323**	

Annex 2/3

Security given	Repayment terms	Next interest adjustment
Bill of exchange and guarantee given by Austria Wirtschaftsservice GmbH (previously FGG)	1st instalment due on 01/07/2001; semi-annual	
Mortgage on building	monthly	
	payable upon maturity	
Bill of exchange and guarantee given by Austria Wirtschaftsservice GmbH (previously FGG)	1st instalment due on 31/12/2003; semi-annual	30/06/2005
Mortgages and guarantee given by Bank Austria Creditanstalt AG	1st instalment due on 31/12/2000; semi-annual	01/01/2005
Guarantee given by Wirtschaftsservice Burgenland AG (WiBAG)	1st instalment due on 01/01/2004; semi-annual	01/01/2005
Guarantee given by the Federal Province of Burgenland	1st instalment due on 01/01/2004; semi-annual	01/01/2005
	1st instalment due on 01/01/2004; semi-annual	01/01/2005
Bill of exchange and guarantee given by Oberbank AG	1st instalment due on 01/07/2001; semi-annual	01/01/2005
Bill of exchange and guarantee given by Oberbank AG	1st instalment due on 01/01/2002; semi-annual	01/01/2005
Bill of exchange and guarantee given by Oberbank AG	1st instalment due on 01/01/2006; semi-annual	01/01/2005

Report of the Supervisory Board on the 2004 Business Year

To the 61st Regular Shareholders' Meeting

Dear Shareholders,

During the 2004 business year, the Supervisory Board was informed by the Management Board about the company's activities on the occasion of four meetings. The further strategic development of the company, as well as major business transactions and measures were also discussed with the Management Board. All necessary decisions were taken accordingly. At all meetings, the Management Board informed the Supervisory Board, by way of extensive written reports, about the earnings and financial position of Lenzing AG and its subsidiaries. In addition, the Chairman of the Supervisory Board and his Deputy received information from the Management Board on a regular basis. The Financial Audit Committee met once.

The financial statements and the status report of Lenzing AG and the consolidated financial statements according to IFRS as at 31 December 2004 were audited by Österreichische Wirtschaftsberatung GmbH, Chartered Accountants and Tax Consultants, Vienna. The Supervisory Board discussed the result of the audit in detail with the auditors.

In keeping with § 127 of the Austrian Stock Corporations Act, the Supervisory Board accepts the status report and approves the financial statements for 2004, which has thus been established in keeping with § 125 (2) of the Austrian Stock Corporations Act. Moreover, the Supervisory Board also accepts the consolidated financial statements and the Group's status report in keeping with § 244 of the Austrian Commercial Law Code, in connection with § 245a of the Austrian Commercial Law Code.

Furthermore, the Supervisory Board agrees to the proposal by the Management Board on the distribution of the profit. A dividend of EUR 29,400,000.00 will therefore be distributed from the shown net profit for the year in the amount of EUR 29,412,582.21. The remaining profit of EUR 12,582.21 will be carried forward.

The Supervisory Board recommends to the 61st Regular Shareholders' Meeting to appoint EIDOS DELOITTE Wirtschaftsprüfungs- und Steuerberatungsgesellschaft GesmbH, Vienna, as auditors for the 2005 accounts.

The Supervisory Board thanks the Management Board and all staff members of the company for their commitment and the excellent results achieved for the business year under review.

Vienna, 22 April 2005

p.m. Karl Schmutzer
Chairman of the Supervisory Board

Long-Term Comparison

		under IFRS		under US GAAP						under Austrian law (SPV – fully consolidated)		
		2004	2003	2003	2002	2001	2000	1999*	1998*	1997	1996	1995
Sales and result												
Sales	EUR mill.	871	747	622	626	623	599	550	547	522	566	632
Sales outside of Austria	%	83.7	83.6	79.2	78.9	79.3	80.5	81.9	80.6	81.8	83.0	83.2
Income from operations / Operating result	EUR mill.	104	90	74	78	65	70	9	17	-21	-3	28
Financial result	EUR mill.	0	-5	4	-6	1	0	-5	-9	-26	0	-5
Result from ordinary business activities	EUR mill.									-47	-2	23
Income before taxes	EUR mill.	104	85	78	72	65	69	4	8			
Extraordinary result	EUR mill.									0	-9	0
Taxes on income	EUR mill.	-26	-21	-17	-23	-20	-23	0	-3	0	0	-4
Result from discontinued operations	EUR mill.	0	0	-1	-1	9	-4	0	0			
Net income / Profit/loss for the year	EUR mill.	78	64							-48	-11	18
Share of net income of shareholders of Lenzing AG	EUR mill.	68	59	59	48	54	42	4	6			
Cash flow												
Gross cash flow	EUR mill.	128	116	104	102	86	37	61	70	55	33	72
Gross cash flow in % of sales	%	14.7	15.5	16.8	16.3	13.9	6.2	11.1	12.8	10.5	5.8	11.3
Net cash from operating activities	EUR mill.	95	127	109	127	82	28	61	50	49	67	73
Net cash used in investing activities	EUR mill.	-36	-11	-16	85	59	-9	22	48	-38	-104	22
Investments (intangible assets and property, plant and equipment)	EUR mill.	61	139	131	42	67	41	39	39	87	154	56
Assets structure**												
Non-current assets	%	64.9	60.8	63.1	63.6	65.0	59.4	62.0	63.2	60.1	58.2	47.2
Current assets	%	35.1	39.2	36.9	36.4	35.0	40.6	38.0	36.8	39.9	41.8	52.8
Balance-sheet total	EUR mill.	946	897	809	689	686	691	688	689	840	850	775
Capital structure**												
Equity	%	48.5	45.3	49.6	51.1	45.6	39.3	33.7	33.3	22.1	29.6	32.5
Social capital	%	7.0	7.2	7.5	8.7	8.6	8.3	19.1	19.0	14.1	13.5	14.3
Liabilities (exclusive of social capital)	%	44.5	47.5	42.9	40.2	45.8	52.4	47.2	47.7	63.8	56.9	53.2
Key data												
Return on sales (ROS)[1]	%	8.9	10.3	10.0	8.8	7.7	10.5	1.5	3.1	-6.4	2.0	5.4
Return on capital employed (ROCE)[2]	%	12.3	14.3	13.7	13.1	11.7	15.5	2.0	3.9	-4.8	1.7	5.3
Return on equity (ROE)	%	18.0	17.0	15.8	14.5	18.6	16.8	1.9	2.5	-21.7	-0.9	9.1
EBIT[3]	EUR mill.	104	90	74	78	65	70	9	17	-21	-3	28
EBITDA[4]	EUR mill.	160	135	116	121	102	108	61	66	63	50	81
EBITDA margin	%	18.4	18.0	18.6	19.4	16.4	18.0	11.1	12.0	12.1	8.8	12.8
OEVFA earnings/deficiency per share	EUR									-8.2	-4.8	3.0
Earnings per share	EUR	18.5	16.0	16.2	13.1	14.8	11.5	1.2	1.5			
Staff at year-end		4,845	4,523	3,058	3,365	3,282	3,216	3,166	3,226	4,781	4,936	4,906

Under IFRS:

1) = NOPAT (= Result from operating activities (EBIT) less proportional income taxes) / sales

2) = NOPAT / ((Equity incl. shares of other shareholders incl. investment grants less deferred taxes
+ Interest-bearing debt
- Cash and cash equivalents
- Investments held as current assets
- Investments in associates and other financial assets) 01/01 + 31/12)/2

3) = Income before taxes and financial result (income from operations)

4) = EBIT plus depreciation and amortization of intangible assets and property, plant and equipment minus reversal of investment grants

Under US GAAP:

1) = NOPAT (= Income from operations (EBIT) less proportional income taxes) / sales

2) = NOPAT / The average of stockholders' equity and minority interests
+ Interest bearing debt
- Cash
- Investments
- Current and non-current securities and loans

3) = Income before taxes, minority interest and financial result

4) = EBIT plus depreciation and amortization of intangible fixed assets and property, plant and equipment

Under Austrian law:

1) = Profit / loss for the year before extraordinary result and net interest charge / sales

2) = Profit / loss for the year before extraordinary result and net interest charge / average of total liabilities and stockholders' equity
- Provision for taxes
- Other provisions
- Payments received on account of orders
- Accounts payable trade
Accounts payable to unconsolidated subsidiaries
- Accounts payable to associates
- Other payables
- Deferred income

3) = Result from ordinary business activities plus interest

4) = EBIT plus depreciation of property, plant and equipment, amortization of intangible fixed assets and write-down of financial assets

*) LUSAC Group shown as continuing operation

**) Netting out deferred taxes in fiscal 2001 resulted in an adjustment of the comparable figures 1998 – 2000.

Fairs and Exhibitions 2004

Business Units Textile/Nonwoven Fibers

Heimtex	January	Frankfurt/Germany
Interfilière	January	Paris/France
Texworld	February	Paris/France
Expofil	February	Paris/France
ITSE	March	Istanbul/Turkey
Intertextile Beijing	March/April	Beijing/China
EVTEKS	May	Istanbul/Turkey
Int. Man-made Fibres Congress	September	Dornbirn/Austria
CINTE	September	Shanghai/China
Interfilière	September	Lyon/France
Texworld	September	Paris/France
Expofil	September	Paris/France
ITSE	October	Istanbul/Turkey

Business Unit Plastics

Wire	March/April	Düsseldorf/Germany
Techtextil	March	Atlanta/USA

Business Unit Engineering

Intertool	May	Vienna/Austria
Int. Man-made Fibres Congress	September	Dornbirn/Austria

Business Unit Paper

Drupa	May	Düsseldorf/Germany

Financial Calendar of Lenzing AG for 2005

	2005
Preliminary result	15.03.
Balance-sheet result	25.04.
First-quarter result	12.05.
61st shareholders' meeting	03.06.
Ex-dividend date	07.06.
Payment of dividend	13.06.
First-semester result	25.08.
Third-quarter result	24.11.

airs and Exhibitions 2005

iness Units Textile/Nonwoven Fibers

olombiatex	January	Columbia/South America
Innovation Asia (Tencel)	January	New York /USA
Heimtextil	January	Frankfurt/Germany
Texstyles India Fair	February	New Delhi/India
Fenatec	February	Brazil/South America
Munich Fabric Start	February	Munich/Germany
ITSE	February	Istanbul/Turkey
Interactive Lenzing Gathering	March	Hong Kong
Texworld	March	Paris/France
xpofil	March	Paris/France
NAI Hospitality Show	April	Chicago/USA
bal Fabric Fair	April	USA
ertextile	April	Beijing/China
lex	April	Geneva/Switzerland
nzing Day	April	Taipai/Taiwan
Khadi Show	May	India
eks	May	Istanbul/Turkey
lesman Workshop	June	Korea
echnical Conference	June	Japan
Lenzing Day	June	Japan
Jeju Festival	June	Korea
Fenit	June	Brazil/South America
Interschutz Roter Hahn	June	Hannover/Germany
Techtextil	June	Frankfurt/Germany
Innovation Asia (Tencel)	July	New York/USA
Shanghai Market Home Show	September	Shanghai/China
Preview	September	Seoul/Korea
Decosit Expo	September	Brussels/Belgium
Home Textile InteTextile Shanghai	September	Shanghai/China
Munich Fabric Start	September	Munich/Germany
Interstoff Rossija	September	Moscow/Russia
Expofil/Texworld	September	Paris/France
Interfilière	September	Lyon/France
ITSE	September	Istanbul/Turkey
Int. Man-made Fibres Congress	September	Dornbirn/Austria
Global Fabric Fair	October	USA
Interstoff Asia	October	Hong Kong
A & A	October	Düsseldorf/Germany
China Textile Information Center	November	Shanghai/Beijing/China
Miles Interactive Gathering	November	Taipai/Taiwan
Japan Creation	December	Japan
Lenzing Club Workshop	December	Shanghai/China

Business Unit Plastics

Techtextil Frankfurt	June	Frankfurt/Germany
Wire Russia	June	Moscow/Russia
Wire Singapore	September	Singapur

Business Unit Engineering

Imagine the Future of Viscose Technology	June	Bad Ischl/Austria
Int. Man-made Fibres Congress	September	Dornbirn/Austria

Important Addresses

Europe

Austria

Company	Address	Contact Point
Lenzing Aktiengesellschaft	A-4860 Lenzing	Phone: +43 (0)7672 701-0 Fax: +43 (0)7672 701-3880 E-Mail: office@lenzing.com
Lenzing Technik GmbH & Co KG	A-4860 Lenzing	Phone: +43 (0)7672 701-2202 Fax: +43 (0)7672 96858 E-Mail: technik@lenzing.com
Lenzing Plastics GmbH &Co KG	A-4860 Lenzing	Phone: +43 (0)7672 701-2851 Fax: +43 (0)7672 918-2851 E-Mail: marketing@lenzing-plastics.com
Lenzing Fibers GmbH (until May 2005: Lenzing Lyocell GmbH)	Industriegelände 1 A-7561 Heiligenkreuz	Phone: +43 (0)3325 4100 Fax: +43 (0)3325 4100-400 E-Mail: lfgoffice@lenzing.com
Energie- und Medienzentrale Heiligenkreuz GmbH & Co KG	Industriegelände 4 A-7561 Heiligenkreuz	Phone: +43 (0)3325 4100 Fax: +43 (0)3325 4100-400 E-Mail: office@lenzing-lyocell.com
LENO Electronics GmbH & Co KG	Photo-Play-Straße 1 A-4861 Schörfling	Phone: +43 (0)7672 701-2808 Fax: +43 (0)7672 918-2808 E-Mail: w.kastl@lenzing.com
BZL – Bildungszentrum Lenzing GmbH	A-4860 Lenzing	Phone: +43 (0)7672 701-3531 Fax: +43 (0)7672 96866 E-Mail: sekretariat@bzl.ac.at
RVL Reststoffverwertung Lenzing GmbH	A-4860 Lenzing	Phone: +43 (0)7672 701-230 Fax: +43 (0)7672 94061 E-Mail: jo.kroiss@lenzing.com
Gemeinnützige Siedlungsges.m.b.H. für den Bezirk Vöcklabruck	A-4860 Lenzing	Phone: +43 (0)7672 701-2308 Fax: +43 (0)7672 701-3704 E-Mail: o.ramsenthaler@lenzing.com
WWE Wohnungs- und Wirtschaftspark Entwicklungsgesellschaft m.b.H.	Julius-Raab-Promenade 27/30 A-3100 St. Pölten	Phone: +43 (0)1 33146-4900 Fax: +43 (0)1 33146-4950
Pulp Trading GmbH	A-4860 Lenzing	Phone: +43 (0)7672 701-3262 Fax: +43 (0)7672 918-3262 E-Mail: e.hitzinger@lenzing.com
Wasserreinhaltungsverband Lenzing – Lenzing AG	A-4860 Lenzing	Phone: +43 (0)7672 701-3361 Fax: +43 (0)7672 94061 E-Mail: jo.kroiss@lenzing.com

ope

	Address	Contact Point
zing Fibers Ltd. (until May 2005: Tencel Ltd.)	P.o. Box 5, 1 Holme Lane, Spondon, Derby DE 21 7BP United Kingdom	Phone: +44 (0)1332 681-187 Fax: +44 (0)1332 681-705 E-Mail: julie.bell@lenzing.com
ızing Fibers Ltd. (until May 2005: Tencel Ltd.)	P.o. Box 462 South Humberside Industrial Estate Great Coates, Grimsby, N E Lincolnshire, DN31 2ZT, United Kingdom	Phone: +44 (0)1472 244-777 Fax: +44 (0)1472 244-708 E-Mail: kay.green@lenzing.com
ızing Fibers Ltd. (until May 2005: Tencel Ltd.).	130 Shaftesbury Avenue, London W1D 5EU United Kingdom	Phone: +44 (0)20 7031-0923 Fax: +44 (0)20 7031-0927 E-Mail: nicolas.rouillon@lenzing.com
ızing Fibers Ltd. (until May 2005: Tencel Ltd.)	P.o. Box 111, 101 Lockhurst Lane, Coventry, West Midlands, CV6 5RS United Kingdom	Phone: +44 (0)24 7658-2294 Fax: +44 (0)24 7658-2299 E-Mail: karen.hewitt@lenzing.com

rth America

	Address	Contact Point
ızing Fibers Inc. (until May 2005: Tencel Inc.)	P.o. Box 141 12950 US Highway 43 North Axis, Alabama, 36505 USA	Phone: +1 (0)251 679-2811 Fax: +1 (0)251 679-2880 E-Mail: martha.lunn@lenzing.com
ızing Fibers Inc. (until May 2005: Tencel Inc.)	111 West 40th Street 34th Floor, New York, New York 10018 USA	Phone: +1 (0)212 944-7815 Fax: +1 (0)212 944-7406 Mobil: +1 (0)917 676 0440 E-Mail: june.lauck@lenzing.com

Important Addresses

Asia

Indonesia

Indonesia	Address	Contact Point
P.T. South Pacific Viscose	Ds. Cicadas, P.O.Box 11 PWK Purwakarta 41101 West Java *Indonesia*	Phone: +62 (0)264 200-636 Fax: +62 (0)264 206-432 E-Mail: sales@pt-spv.com
	Office Jakarta: Wisma Danamonaetna Life, 16th Floor Jl. Jend. Sudirman KAV 45 – 46 Jakarta 12930 - Indonesia	Phone: +62 (0)21 577-1630 Fax: +62 (0)21 577-1640 E-Mail: sales@pt-spv.com

China

China	Address	Contact Point
Lenzing Fibers (Hong Kong) Ltd. (until May 2005: Tencel Asia Ltd.)	Room 2302 23RD Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong	Phone: +852 (0)28 27 98 06 Fax: +852 (0)28 27 95 91 E-Mail: alice.lam@lenzing.com
		Phone: +852 (0)28 27 90 06 Fax: +852 (0)2827 95 91 E-Mail: stephanie.siu@lenzing.com
Lenzing Fibers (Shanghai) Co. Ltd.	Unit 2312 689 Guangdong Road, 200001 Shanghai, China	Phone: +86 (0)21 63 41 00 30-0 Fax: +86 (0)21 63 41 00-07 E-Mail: shanghai@lenzing.com
Lenzing Technik Beijing Representative Office	Liang Ma Tower No.8, Unit 1410 North Dongsanhuan Road, Chaoyang District 100026 Beijing, P.R. China	Phone: +86 (0)10 65 90 09 46-8 Fax: +86 (0)10 65 90 09 49 E-Mail: frankdu@public.fhnet.cn.net

Japan

Japan	Address	Contact Point
Lenzing Fibers (Hong Kong) Ltd. – Japan Representative Office	Level 11, Aoyama Palacio Tower, 3-6-7 Kita-Aoyama, Minato-Ku, Tokyo, Japan, 107-0061	Phone: +852 (0)28 27 98 06 Fax: +852 (0)28 27 95 91 E-Mail: alice.lam@lenzing.com

World Leader in Cellulose Fiber Technology



Printed on Lenza Top Recycling Super (except cover)

Copyright and published by:
Lenzing Aktiengesellschaft
4860 Lenzing, Austria
www.lenzing.com

Edited by:
Lenzing Aktiengesellschaft
Corporate Communications
Angelika Guldt
Phone: +43 (0)7672 701-2696
Fax: +43 (0)7672 918-2696
E-Mail: a.guldt@lenzing.com

Hochegger Financials, Vienna

Idea and design by:
ElectricArts GmbH, Lenzing
Lenzing AG

Translated into English by:
Liese Katschinka, Vienna

Printed by:
kb-offset, Regau

Photography by:
ElectricArts GmbH, Lenzing
Lenzing AG
Getty Images
Elisabeth Grebe

This English translation of the financial statements for the year ended 31 December 2004 was prepared for the company's convenience only. It is not a binding legal translation of the German financial statements for the year ended 31 December 2004. In the case of differences between the English and the German versions the latter shall prevail.

Lenzing Aktiengesellschaft
4860 Lenzing, Austria
Phone: +43 (0)7672 701-0
Fax: +43 (0)7672-701-3880
E-Mail: office@lenzing.com
www.lenzing.com
Trade Register: reg. LG Wels FN 96499k

Glossary

Cable films Cable films are separator films that are wound or drawn over cables or strands before receiving a plastic coating for protection.

Cellulose fibers Fibers made of natural raw materials (e.g. wood, cotton, etc.).

EBIT Earings Before Interest and Taxes.

EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization.

EBITDA-Margin EBITDA in relation to sales.

Environmental management system An environmental management system is one element in an overall management system that comprises the organizational structure, planning activities, responsibilities, methods, techniques, processes and resources needed to develop, put into practice, implement, evaluate and maintain an environmental policy (Austrian standard ÖNORM EN ISO 14001, page 12).

Equity method Valuation method in Group accounting for holdings between 20% and 50%.

Furfural A chemical that is a side product of pulp production. It is used in plant protection agents, for example.

Integration From wood, the raw material, to pulp production and the manufacture of fibers – all stages of fiber production are located in one and the same place.

Lyocell In the course of the "Lyocell process", named after the fiber, pure "wood cellulose" is put into a solution in physical form and re-transferred directly to its fiber form. The agent used for dissolving can easily be removed from the fiber on account of its good mixing potential in water. It is environmentally compatible, biologically degradable and can be re-captured at a rate of more than 99.6%. TENCEL® is the Lenzing brand for lyocell fibers.

Glossary

Man-made cellulose fibers
Fibers industrially produced of natural raw materials (e.g. wood).

Modal
A fiber specialty that excels on account of its special softness and that is preferably used for high-quality lingerie, etc. The fiber also has improved properties of use (regarding tenacity, dimensional stability, etc).

Net gearing
Net indebtedness in relation to equity.

Net indebtedness
Balance for financial liabilities – cash funds.

Nonwovens
The fibers are not spun into yarns for the manufacture of fabrics but are made into a fleece used for applications in sensitive areas, such as hygiene, medicine and cosmetics.

Spunlace
Bonding of nonwovens by means of water jets.

Spundyed viscose fibers
Viscose fibers dyed by means of incorporated colour pigments.

Printed Circuit Boards (PCBs)
Thin board to which electric components and wires are attached to one side and printed circuits are attached to the other.

Viscose fiber
A regenerated cellulose fiber produced by means of the viscose process. Here, natural cellulose is first put into solution in the form of a chemical derivative and then regenerated in the course of the spinning process, i.e. it is re-transformed into cellulose.

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Lenzing AG
Corporate Communitcations
4860 Lenzing, Austria

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E-Mail: a.guldt@lenzing.com
Homepage: www.lenzing.com

The Year 2004

Further Improvement in Income from Operations (EBIT)

New Company Organization with Global Business Units

Boom in Asia Characterizes Market Environment

Tencel Acquisition – A Milestone

Expansion of Activities in China

Key Data of the Lenzing Group according to IAS

Net Gearing in %


45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
32.9
39.2
2003
2004

Dividend


8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
4.90
6.00
4.30
8.00
2003
2004*
Dividend in EUR
Dividend yield in %
*) Proposal

Sales compared to EBT EUR mill.


1,000
900
800
700
600
500
400
300
200
100
0
120
100
80
60
40
20
0
85
747
104
871
2003
2004
Sales
EBT

Sales compared to EBITDA EUR mill.


1,000
900
800
700
600
500
400
300
200
100
0
200
180
160
140
120
100
80
60
40
20
0
135
747
160
871
2003
2004
Sales
EBITDA

Business results

EUR mill.	2003	2004
Sales	747	871
EBIT	90	104
EBITDA	135	160
EBITDA margin in %	18.0	18.4
Share of net income of shareholders of Lenzing AG	59	68
Retained earnings	280	328

Stock exchange

EUR	2003	2004
Common stock in mill.	27	27
Market capitalization in mill.	450	683
Share price as at 31 Dec.	122.4	185.9
Earnings per share	16.00	18.54

Capital expenditure

EUR mill.	2003	2004
Lenzing AG	97	44
Gruppe Gesamt	139	61
Abschreibungen Gruppe	49	60

Financing structure

EUR mill.	2003	2004
Cash	119	60
Inventories	84	117
Receivables	148	155
Liabilities	237	248
Net debt	134	180

Capital structure

EUR mill.	2003	2004
Liabilities (exclusive of social capital)	426	421
Social capital	64	66
Equity	406	459
ROCE in %	14.3	12.3
ROE in %	17.0	18.0

Cash flow

EUR mill.	2003	2004
Gross cash flow	116	128
Net cash from operating activities	127	95
Net increase (+) / decrease (-) in cash	30	-59
Cash and current investments	119	60

Production

in 1,000 tons	2003	2004
Fibers (total)	379.0[*]	414.2
Paper	74.8	73.3
Plastics	17.5	17.8

[*] incl. LFC

ARIS
12-31-04



Annual Report

LENZING



Letter to Shareholders 01


PROCESSING SECTION
WASH, D.C.
SEC MAIL RECEIVED

The World Leader in
Cellulose Fiber Technology

LENZING

Letter to Shareholders 01

The 2005 business year has been off to a satisfactory start, in spite of substantially more difficult overall conditions. Lenzing succeeded in countering the worldwide weakening of prices for viscose fibers by a new production record, an improved product mix and cost-optimization measures. While the quantities sold in Asia – at declining prices – continued to be satisfactory, business activities in Europe (including Turkey) became increasingly difficult, both for the Business Unit Textile Fibers and the Business Unit Nonwoven Fibers. In the USA, Lenzing succeeded in gaining shares of the nonwovens market. Lenzing Technik and Lenzing Plastics recorded a positive course of business activities for the first quarter 2005.

In comparison to the respective period last year, the Lenzing Group succeeded in raising consolidated sales by 22.9% to EUR 233.8 mill. during the first quarter 2005* (1-3/2004: EUR 190.3 mill.). This figure reflects the full consolidation of the Tencel group of companies, as well as a new fiber production record. Income from operations (EBIT) improved by 13.6% to EUR 27.4 mill. (compared to EUR 24.1 mill.). As a result of higher raw-material prices and lower average earnings for fibers, the increase in the operating result fell short of the increase in sales. With a slightly improved financial result, earnings before taxes (EBT) were up by 17.1% amounting to EUR 27.3 mill., as compared to the first quarter 2004 (EUR 23.3 mill.). Net income amounted to EUR 20.5 mill. (after EUR 16.6 mill. for the comparable quarter of the previous year).

The EBIT margin amounted to 11.7% for the first quarter 2005 (compared to 12.7%), while the EBITDA margin was 18.8% (after 19.4%).

The first-quarter balance-sheet of the Lenzing Group as at 31 March 2005 shows equity to amount to EUR 450.9 mill. (compared to EUR 427.4 mill. as at 31 December 2004), which corresponds to the excellent value of 47.1% (after 45.2%) of the balance-sheet total. Bank and other loans as well as overdrafts decreased from EUR 239.3 mill. (at the end of 2004) to EUR 225.9 mill.

The Lenzing Group had a staff of 4,831 at the end of the first quarter (after 4,845 staff members at the end of 2004).

*) This interim financial statement was prepared according to IFRS using the same accounting policies and methods of computation as in the financial statements 2004 of the Lenzing Group.





For both fiber business units, i.e. textile fibers and nonwovens, the economic environment has become equally difficult. Although demand for fiber quantities continues, prices for Viscose clearly show a declining trend in the important markets of Asia. Unlike in recent months, the market is no longer oversold, especially since sufficient volumes of cotton are available after the recent record harvest, and since the demand for viscose fibers can also be readily met, as a result of further capacity build-up in China.

The fiber production lines of the Lenzing Group worked to full capacity in the first quarter 2005.

The Business Unit Textile Fibers succeeded in coping with the increasingly difficult environment by setting a new production record. In addition, it was also possible to further improve the product mix in favor of high-quality special fibers. The sale of Modal fibers reached an all-time high. It was possible to further increase the sale of TENCEL® fibers, especially in Asia. The sales and earnings of this business unit developed positively during the first quarter 2005, given the overall conditions.

In the nonwovens sector, first-quarter demand was particularly gratifying in the regions of Asia and the USA. Especially in the USA, the Lenzing Group was able to gain market shares and new customers. However, the development in Europe fell short of expectations in terms of price and volumes. The large inventories kept by competitors are a strain on the market in Europe. Altogether, though, the sales and earnings generated by the Business Unit Nonwoven Fibers were quite satisfactory.

In early April 2005 the Austrian cartel court gave its approval to the take-over of the Tencel group of companies by Lenzing AG.

Prior to this approval an agreement had been reached with the Austrian anti-trust authorities in February 2005, including a number of conditions and restrictions that address the concerns regarding competition which the Austrian authorities had voiced initially. Therefore no further cartel-law obstacles on the part of Austria stand in the way of Tencel's integration into the Lenzing Group. Other international anti-trust authorities had never expressed any objections against the transaction.

Letter to Shareholders 01

In the first quarter 2005 the paper sector of Lenzing AG continued to be exposed to the consistently difficult situation of this industry. The result was unsatisfactory, in spite of cost reductions.

Lenzing Plastics reported a positive first quarter 2005, with stable sales and earnings. The PTFE filter segment, in particular, benefited from the vigorous demand and the new products. On account of the severe winter the building season began with a delay, which meant slower business in the segment of insulating materials, used by the building industry.

Lenzing Technik recorded an above-average development of its sales and earnings. The fiber and pulp-technology segments benefited from the continuing good activities in this industry. All segments of Lenzing Technik have very satisfactory order-book levels.

The 61st General Shareholders' Meeting of Lenzing AG will take place at Lenzing, Kulturzentrum, on 3 June, beginning at 11.00 hrs. We ask all shareholders to observe the depositing requirements when wishing to attend the meeting.

The Management Board will submit for decision a dividend increase for the 2004 business year to EUR 8.00 per share (after EUR 6.00). The day for dividend payment was set to be 13 June, and the ex-dividend day is 7 June.







Although the first weeks of the 2005 business year took a positive course, Lenzing expects considerably more difficult overall conditions throughout the world for the year as a whole. Economists are expecting a weakening of industrial activities, and the record cotton harvest of the 2004/05 season will continue to exert pressure on fiber-price levels worldwide, especially regarding Viscose. In addition, there is the start-up of new production capacities for Viscose in Asia, particularly in China. Raw-material prices cannot be expected to offer any relief.

Fiber business in Europe will most likely continue to be disappointing in the months to come. The consistently unfavorable euro/dollar exchange rate and the liberalized textile import quotas constitute a major strain on our business in Europe. Time will show whether measures by the European Union and Turkey against the dramatic increase of textile imports to Europe will be taken in time in order to avoid further massive damage for Europe's textile industry.

Lenzing will counter these unfavorable overall conditions for the fibers sector by stepping up its production and concentrating further on special fibers. However, margins will inevitably go down in the further course of the 2005 business year.

The non-fiber-specific business sectors, i.e. Lenzing Technik and Lenzing Plastics, can be expected to continue their positive development. No substantial reversal of the trend can be expected for the paper sector, given the difficult overall conditions.

Altogether, the Lenzing Group looks forward to a comparatively good development in the coming months. However, it will not be possible to match the results of the previous year.

We will keep you informed of the further development of our group of companies when publishing the first-semester results on 25 August 2005.

The Management Board Lenzing, May 2005

Income Statement

	1-3/2005	1-3/2004
	EUR mill.	EUR mill.
Sales	233.8	190.3
Changes in inventories and capitalized cost of self-constructed assets	4.0	4.1
Other operating income	3.4	3.1
Cost of materials and purchased services	-120.4	-89.6
Personnel expenses	-51.3	-46.3
Amortization of intangible assets and depreciation of property, plant and equipment	-16.5	-12.9
Other operating expenses	-25.6	-24.6
Income from operations (EBIT)	**27.4**	**24.1**
Financial income and expenses	-0.1	-0.8
Income before taxes (EBT)	**27.3**	**23.3**
Taxes on income	-6.8	-6.7
Net income	**20.5**	**16.6**
Share of net income of shareholders of Lenzing AG	18.8	15.2
Share of net income of other shareholders of subsidiaries of Lenzing AG	1.7	1.4
	EUR	EUR
Earnings per share	5.10	4.15

Balance Sheet

Assets	31/03/2005		31/12/2004	
	EUR mill.	in %	EUR mill.	in %
Intangible assets and property, plant and equipment	577.8	60.3	583.1	61.6
Financial assets	29.2	3.0	29.2	3.1
Other non-current assets	1.7	0.2	2.0	0.2
Non-current assets	**608.7**	**63.5**	**614.3**	**64.9**
Inventories	126.9	13.3	116.9	12.4
Receivables	161.4	16.8	155.1	16.4
Investments and cash and cash equivalents	61.1	6.4	59.6	6.3
Current assets	**349.4**	**36.5**	**331.6**	**35.1**
Total assets	**958.1**	**100.0**	**945.9**	**100.0**

Equity and liabilities				
Equity	**450.9**	**47.1**	**427.4**	**45.2**
Public-sector investment grants	**38.7**	**4.0**	**39.7**	**4.2**
Bank and other loans	184.1	19.2	197.0	20.8
Provisions	105.5	11.0	104.1	11.0
Liabilities	1.5	0.2	0.9	0.1
Non-current liabilities	**291.1**	**30.4**	**302.0**	**31.9**
Bank and other loans and overdrafts	41.8	4.4	42.3	4.5
Provisions	61.8	6.5	54.5	5.7
Liabilities	73.8	7.6	80.0	8.5
Current liabilities	**177.4**	**18.5**	**176.8**	**18.7**
Total equity and liabilities	**958.1**	**100.0**	**945.9**	**100.0**

	1-3/2005 EUR mill.	1-3/2004 EUR mill.
Gross cash flow	36.7	30.2
Change in working capital	-12.6	-15.7
Net cash from operating activities	**24.1**	**14.5**
- Acquisitions of non-current assets	-7.1	-12.1
+ Proceeds from the disposal/redemption of non-current assets	0.2	3.6
Net cash used in investing activities	**-6.9**	**-8.5**
+/- Inflows and redemption of loans and overdrafts	-16.4	-17.6
Net cash used in (-) provided by (+) financing activities	**-16.4**	**-17.6**
Net cash flow	**0.8**	**-11.6**
Cash and cash equivalents at the beginning of the year	59.6	119.4
Currency difference relating to cash and cash equivalents	0.7	0.2
Cash and cash equivalents at the end of the period	**61.1**	**108.0**

EBIT in EUR mill.


250
200
150
100
50
0
35
30
25
20
15
10
5
0
190,3
233,8
1-3/2004
1-3/2005
Sales
EBIT

Net income in EUR mill.


250
200
150
100
50
0
25
20
15
10
5
0
190,3
233,8
1-3/2004
1-3/2005
Sales
Net income